Exhibit 99.9

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Greenlane Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Greenlane Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of ASC 842, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boca Raton, Florida

March 31, 2021

We have served as the Company’s auditor since 2019.

GREENLANE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value per share amounts)

	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash	$30,435	$47,773
Accounts receivable, net of allowance of $1,084 and $936 at December 31, 2020 and 2019, respectively	6,330	8,091
Inventories, net	36,064	43,060
Vendor deposits	11,289	11,120
Assets held for sale	1,073	—
Other current assets (Note 8)	10,892	4,924
Total current assets	96,083	114,968

Property and equipment, net	12,201	13,165
Intangible assets, net	5,945	6,301
Goodwill	3,280	11,982
Operating lease right-of-use assets	3,104	4,695
Other assets	2,037	2,091
Total assets	$122,650	$153,202

LIABILITIES
Current liabilities
Accounts payable	$18,405	$11,310
Accrued expenses and other current liabilities (Note 8)	19,390	10,422
Customer deposits	2,729	3,152
Current portion of notes payable	182	178
Current portion of operating leases	966	1,084
Current portion of finance leases	184	116
Total current liabilities	41,856	26,262

Notes payable, less current portion and debt issuance costs, net	7,844	8,018
Operating leases, less current portion	2,524	3,844
Finance leases, less current portion	205	194
Other liabilities	964	620
Total long-term liabilities	11,537	12,676
Total liabilities	53,393	38,938

Commitments and contingencies (Note 7)

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value, 10,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share, 125,000 shares authorized; 13,322 shares issued and outstanding as of December 31, 2020; 9,999 shares issued and 9,812 shares outstanding as of December 31, 2019	133	98
Class B common stock, $0.0001 par value per share, 10,000 shares authorized; 3,491 shares issued and outstanding as of December 31, 2020; 5,975 shares issued and outstanding as of December 31, 2019	1	1
Class C Common stock, $0.0001 par value per share, 100,000 shares authorized; 76,039 shares issued and outstanding as of December 31, 2020; 77,791 shares issued and outstanding as of December 31, 2019	8	8
Additional paid-in capital	39,742	32,108
Accumulated deficit	(24,848)	(9,727)
Accumulated other comprehensive income (loss)	29	(72)
Total stockholders’ equity attributable to Greenlane Holdings, Inc.	15,065	22,416
Non-controlling interest	54,192	91,848
Total stockholders’ equity	69,257	114,264
Total liabilities and stockholders’ equity	$122,650	$153,202

The accompanying notes are an integral part of these consolidated financial statements.

GREENLANE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	For the year ended December 31,
	2020	2019
Net sales	$138,304	$185,006
Cost of sales	115,539	153,916
Gross profit	22,765	31,090

Operating expenses:
Salaries, benefits and payroll taxes	24,909	29,716
General and administrative	35,315	23,593
Goodwill impairment charge	8,996	—
Depreciation and amortization	2,520	2,705
Total operating expenses	71,740	56,014
Loss from operations	(48,975)	(24,924)

Other income (expense), net:
Change in fair value of convertible notes	—	(12,063)
Interest expense	(437)	(975)
Other income, net	1,902	9,073
Total other income (expense), net	1,465	(3,965)
Loss before income taxes	(47,510)	(28,889)
Provision for income taxes	194	10,935
Net loss	(47,704)	(39,824)
Less: Net loss attributable to non-controlling interest	(33,187)	(11,008)
Net loss attributable to Greenlane Holdings, Inc.	$(14,517)	$(28,816)

Net loss attributable to Class A common stock per share - basic and diluted (Note 9)	$(1.22)	$(0.96)
Weighted-average shares of Class A common stock outstanding - basic and diluted (Note 9)	11,947	10,145

Other comprehensive income (loss):
Foreign currency translation adjustments	654	193
Unrealized loss on derivative instrument	(459)	(206)
Comprehensive loss	(47,509)	(39,837)
Less: Comprehensive loss attributable to non-controlling interest	(33,092)	(11,033)
Comprehensive loss attributable to Greenlane Holdings, Inc.	$(14,417)	$(28,804)

The accompanying notes are an integral part of these consolidated financial statements.

GREENLANE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

													Total
											Accumulated		Stockholders’
	Redeemable		Class A		Class B		Class C		Additional		Other	Non-	Equity /
	Class B	Members’	Common Stock		Common Stock		Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Members’
	Units	Deficit	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	Deficit
Balance, December 31, 2018	$10,033	$(10,773)	—	$—	—	$—	—	$—	$—	$—	$(286)	$—	$(11,059)
Activity prior to IPO and related organizational transactions:
Issuance of redeemable Class B units, net of issuance costs	6,514	—	—	—	—	—	—	—	—	—	—	—	—
Member distributions	(76)	(822)	—	—	—	—	—	—	—	—	—	—	(822)
Redemption of Class A and redeemable Class B units	(416)	(2,602)	—	—	—	—	—	—	—	—	—	—	(2,602)
Equity-based compensation	2,417	328	—	—	—	—	—	—	—	—	—	—	328
Net loss recognized prior to the organizational transactions	(3,291)	(15,798)	—	—	—	—	—	—	—	—	—	—	(15,798)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	20	—	20
Effects of IPO and related organizational transactions:
Effects of the organizational transactions	(15,181)	29,667	—	—	—	—	—	—	(114,094)	—	203	99,404	15,180
Issuance of Class A common stock in the IPO, net of underwriting discount	—	—	5,250	53	—	—	—	—	82,950	—	—	—	83,003
Issuance of Class A common stock to convertible notes holders	—	—	3,548	35	—	—	—	—	60,277	—	—	—	60,312
Issuance of Class A common to stock selling stockholders	—	—	750	8	(106)	—	(1,935)	—	(7)	—	—	—	1
Issuance of Class A common stock to underwriter upon exercise of overallotment option	—	—	450	4	(63)	—	(1,161)	—	(4)	—	—	—	—
Issuance of Class B common stock	—	—	—	—	6,157	1	—	—	(1)	—	—	—	—
Issuance of Class C common stock	—	—	—	—	—	—	80,887	8	(8)	—	—	—	—
Issuance costs charged against the gross proceeds of the IPO	—	—	—	—	—	—	—	—	(3,523)	—	—	—	(3,523)
Establishment of liabilities under tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	—	—	—	—	5,173	—	—	—	5,173
Joint venture consolidation	—	—	—	—	—	—	—	—	—	—	—	60	60
Activity subsequent to IPO and related organizational transactions:
Net loss	—	—	—	—	—	—	—	—	—	(9,727)	—	(11,008)	(20,735)
Equity-based compensation	—	—	—	—	—	—	—	—	1,532	—	—	3,743	5,275
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(9)	(25)	(34)
Reclassification of effects of the organizational transactions	—	—	—	—	—	—	—	—	297	—	—	(297)	—
Repurchases of Class A common stock, constructively retired	—	—	(187)	(2)	—	—	—	—	(513)	—	—	—	(515)
Exchanges of noncontrolling interest for Class A common stock	—	—	1	—	(1)	—	—	—	2	—	—	(2)	—
Cancellation of Class B common stock due to forfeitures (Note 10)	—	—	—	—	(12)	—	—	—	27	—	—	(27)	—
Balance December 31, 2019	—	—	9,812	98	5,975	1	77,791	8	32,108	(9,727)	(72)	91,848	114,264
Net loss	—	—	—	—	—	—	—	—	—	(14,517)	—	(33,187)	(47,704)
Equity-based compensation	—	—	—	—	—	—	—	—	192	—	—	661	853
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	101	95	196
Member distribution	—	—	—	—	—	—	—	—	—	(604)	—	—	(604)
Joint venture consolidation	—	—	—	—	—	—	—	—	—	—	—	189	189
Issuance of Class A common stock	—	—	686	7	—	—	—	—	2,056	—	—	—	2,063
Exchanges of noncontrolling interest for Class A common stock	—	—	2,824	28	(2,240)	—	(1,752)	—	4,934	—	—	(4,962)	—
Cancellation of Class B common stock due to forfeitures (Note 10)	—	—	—	—	(244)	—	—	—	452	—	—	(452)	—
Balance December 31, 2020	$—	$—	13,322	$133	3,491	$1	76,039	$8	$39,742	$(24,848)	$29	$54,192	$69,257

The accompanying notes are an integral part of these consolidated financial statements.

GREENLANE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the year ended December 31
	2020	2019
Cash flows from operating activities:
Net loss (including amounts attributable to non-controlling interest)	$(47,704)	$(39,824)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,520	2,705
Reversal of tax receivable agreement liability	—	(5,721)
Change in deferred tax asset, net	—	10,894
Equity-based compensation expense	853	8,020
Unrealized gain on equity investment	—	(1,537)
Goodwill impairment charge	8,996	—
Change in fair value of contingent consideration	(719)	—
Change in fair value of convertible notes	—	12,063
Change in provision for doubtful accounts	576	352
Loss on disposal of assets	579	—
Loss related to indemnification asset not probable of recovery	4,464	—
Impairment of held-for-sale assets	376	—
Other	75	32
Changes in operating assets and liabilities, net of the effects of acquisitions:
Decrease in accounts receivable	1,186	635
Decrease (increase) in inventories	6,996	(11,739)
Decrease (increase) in vendor deposits	29	(1,503)
Decrease (increase) in deferred offering costs	—	(1,238)
(Increase) in other current assets	(10,194)	(1,993)
Increase (decrease) in accounts payable	7,095	(11,261)
Increase in accrued expenses	13,104	3,132
(Decrease) increase in customer deposits	(534)	80
Net cash used in operating activities	(12,302)	(36,903)
Cash flows from investing activities:
Purchase consideration paid for acquisitions, net of cash acquired	(1,841)	(1,159)
Purchases of property and equipment, net	(1,788)	(2,020)
Purchase of intangible assets	(515)	(53)
Investment in equity securities	—	(500)
Net cash used in investing activities	(4,144)	(3,732)
Cash flows from financing activities:
Proceeds from issuance of convertible notes	—	8,050
Proceeds from issuance of Class A common stock sold in initial public offering, net of underwriting costs	—	83,003
Payment of debt issuance costs - convertible notes	—	(1,734)
Deferred offering costs paid	—	(3,523)
Redemption of Class A and Class B units of Greenlane Holdings, LLC	—	(3,018)
Member distributions	(604)	(898)
Other	(459)	(901)
Net cash (used in) provided by financing activities	(1,063)	80,979
Effects of exchange rate changes on cash	171	88
Net (decrease) increase in cash	(17,338)	40,432
Cash, as of beginning of the period	47,773	7,341
Cash, as of end of the period	$30,435	$47,773

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$437	$975
Cash paid during the period for income taxes	$192	$498
Cash paid for amounts included in the measurement of lease liabilities	$1,252	$1,119
Lease liabilities arising from obtaining finance lease assets	$272	$86
Lease liabilities arising from obtaining operating lease right-of-use assets	$793	$5,573

Non-cash investing and financing activities:
Conversion of convertible debt to Class A common stock	$—	$60,313
Redeemable Class B Units issued for acquisition of a subsidiary, net of issuance costs	$—	$6,514
Shares of Class A common stock issued for acquisition of Conscious Wholesale	$1,988	$—
Contingent consideration for the Conscious Wholesale acquisition included in “Accrued expenses and other current liabilities”	$—	$1,609
Purchase consideration for the Conscious Wholesale acquisition included in “Accrued expenses and other current liabilities”	$—	$3,029
Purchases of property, plant, and equipment with unpaid costs accrued in “Other liabilities”	$98	$414
Exchanges of non-controlling interest for Class A common stock	$(4,962)	$—

The accompanying notes are an integral part of these consolidated financial statements.

GREENLANE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BUSINESS OPERATIONS AND ORGANIZATION

Organization

Greenlane Holdings, Inc. (“Greenlane” and, collectively with the Operating Company (as defined below) and its consolidated subsidiaries, the “Company”, “we”, “us” and “our”) was formed as a Delaware corporation on May 2, 2018. We are a holding company that was formed for the purpose of completing an underwritten initial public offering (“IPO”) of shares of our Class A common stock (as defined below) and other related Transactions (as defined below) in order to carry on the business of Greenlane Holdings, LLC (the “Operating Company”). The Operating Company was organized under the laws of the state of Delaware on September 1, 2015, and is based in Boca Raton, Florida. Unless the context otherwise requires, references to the “Company” refer to us, and our consolidated subsidiaries, including the Operating Company. Our authorized shares consist of (i) Class A common stock, par value $0.01 per share (the “Class A common stock”); (ii) shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”); (iii) shares of Class C common stock, par value $0.0001 per share (the “Class C common stock”,and together with the Class A common stock and the Class B common stock, the “Common Stock”); and (iv) shares of preferred stock, par value $0.0001 per share.

As a result of the IPO and the Transactions described below, we became the sole manager of the Operating Company and our principal asset is Common Units of the Operating Company. As the sole manager of the Operating Company, we operate and control all of the business and affairs of the Operating Company, and we conduct our business through the Operating Company and its subsidiaries. We have a board of directors and executive officers, but no employees. All of our assets are held and all of our employees, are employed by the Operating Company.

We merchandise vaporizers and other products in the United States, Canada and Europe and we distribute to retailers through wholesale operations and to consumers through e-commerce activities. We operate four distribution centers in the United States, two distribution centers in Canada, and one distribution center in Europe.

Although we have a minority economic interest in the Operating Company, we have the sole voting interest in, and control the management of, the Operating Company, and we have the obligation to absorb losses of, and receive benefits from, the Operating Company, that could be significant. We determined that, as a result of the Transactions described below, the Operating Company is a variable interest entity (“VIE”) and that we are the primary beneficiary of the Operating Company. Accordingly, pursuant to the VIE accounting model, beginning in the fiscal quarter ended June 30, 2019, we consolidated the Operating Company in our consolidated financial statements and reported a non-controlling interest related to the Common Units held by the members of the Operating Company (other than the Common Units held by us) on our consolidated financial statements.

The Operating Company has been determined to be our predecessor for accounting purposes and, accordingly, the consolidated financial statements for periods prior to the IPO and the related Transactions have been adjusted to combine the previously separate entities for presentation purposes. Amounts for the period from January 1, 2019 through April 22, 2019 presented in the consolidated financial statements and notes to the consolidated financial statements represent the historical operations of the Operating Company. Amounts for the period from April 23, 2019 through December 31, 2020 reflect our consolidated operations.

Initial Public Offering and Organizational Transactions

On April 23, 2019, we completed our IPO of 6,000,000 shares of Class A common stock, which was comprised of 5,250,000 shares of Class A common stock sold by us and 750,000 shares sold by certain selling stockholders (comprised of Aaron LoCascio, Greenlane’s Chief Executive Officer, Adam Schoenfeld, Greenlane’s Chief Strategy Officer, and Jacoby & Co. Inc., an affiliated entity of Messrs. LoCascio and Schoenfeld), in each case at a public offering price of $17.00 per share. In addition, we issued 3,547,776 shares of our Class A common stock to the holders of convertible notes upon conversion of such convertible notes at a settlement price equal to 80% of the IPO price. On April 29, 2019, the underwriters purchased an additional 450,000 shares of our Class A common stock from selling stockholders pursuant to the exercise of their option to purchase additional shares in the IPO. We did not receive any proceeds from the sale of our Class A common stock by the selling stockholders. Our sale of Class A common stock generated aggregate net proceeds, after deducting the underwriting discounts and commissions and offering expenses we paid, of approximately $79.5 million. We contributed all of the net proceeds to the Operating Company in exchange for a number of common units of the Operating Company (“Common Units”) equal to the number of shares of our Class A common stock sold by us in the IPO at a price per Common Unit equal to the IPO price per share of Class A common stock. After giving effect to the IPO and the related Transactions and the use of the net proceeds from the IPO, we owned approximately 23.9% of the Operating Company’s outstanding Common Units. As a result of the IPO, Mr. Schoenfeld and Jacoby & Co. Inc. collectively controlled approximately 83.0% of the combined voting power of our common stock as a result of their ownership of our Class C common stock, which are issued on a three-to-one basis with the number of Common Units owned and each share of common stock is entitled to one vote all matters submitted to a vote of our stockholders.

In connection with the closing of the IPO, Greenlane and the Operating Company consummated the following organizational transactions (collectively, the “Transactions”):

•    The Operating Company adopted and approved the Third Amended and Restated Operating Agreement of the Operating Company (the “Operating Agreement”), which converted each member’s existing membership interests in the Operating Company into Common Units, including unvested membership interests and profits interests into unvested Common Units, and appointed Greenlane as the sole manager of the Operating Company;

•    We amended and restated our certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock and Class C common stock;

•    We issued, for nominal consideration, one share of our Class B common stock to our non-founder members for each Common Unit they owned and issued, for nominal consideration, three shares of Class C common stock to our founder members for each Common Unit they owned;

•    We issued and sold 3,547,776 shares of our Class A common stock upon conversion of the convertible notes at a settlement price equal to 80% of the IPO price;

•    We issued and sold 1,200,000 shares of our Class A common stock to our members upon exchange of an equal number of Common Units, which shares were sold by the members as selling stockholders in the IPO, including 450,000 shares issued pursuant to the partial exercise of the underwriters’ option to purchase additional shares;

•    We issued and sold 5,250,000 shares of our Class A common stock to the purchasers in the IPO, and used all of the net proceeds received from the IPO to acquire Common Units from the Operating Company at a purchase price per Common Unit equal to the IPO price per share of our Class A common stock, less underwriting discounts and commissions, which Common Units, when added to the Common Units received from the selling stockholders, collectively represented approximately 15.4% of the Operating Company’s outstanding Common Units after the IPO;

•    The members of the Operating Company continue to own their Common Units not exchanged for the shares of our Class A common stock sold by them as selling stockholders in the IPO. Common Units are redeemable, subject to contractual restrictions, at the election of such members for newly-issued shares of our Class A common stock on a one-to-one basis (and their shares of our Class B common stock or our Class C common stock, as the case may be, will be canceled on a one-to-one basis in the case of our Class B common stock or three-to-one basis in the case of our Class C common stock upon any such issuance). We have the option to instead make a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Operating Agreement. Our decision to make a cash payment upon a member’s redemption election will be made by our independent directors (within the meaning of the Nasdaq Marketplace Rules) who are disinterested in such proposed redemption; and

•    We entered into (i) a Tax Receivable Agreement (the “TRA”) with the Operating Company and the Operating Company’s members and (ii) a Registration Rights (the “Registration Rights Agreement”) with the Operating Company’s members.

Our corporate structure following the IPO, as described above, is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure allows the members of the Operating Company to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the IPO. One of these benefits is that future taxable income of the Operating Company that is allocated to its members will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the Operating Company entity level. Additionally, because the members may redeem their Common Units for shares of our Class A common stock on a one-for-one basis, or at our option, for cash, the Up-C structure also provides the members with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded.

We will receive the same benefits as the Operating Company’s members because of our ownership of Common Units in an entity treated as a partnership, or “pass-through” entity, for income tax purposes. As additional Common Units from the Operating Company’s members are redeemed under the mechanism described above, we will obtain a step-up in tax basis in our share of the Operating Company’s assets. This step-up in tax basis will provide us with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us. We entered into the TRA with the Operating Company and each of the Operating Company’s members, which provides for the payment by us to the Operating Company’s members of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases, are deemed to realize) as a result of (i) increases in tax basis resulting from the redemption of Common Units and (ii) certain other tax benefits attributable to payments made under the TRA.

As a result of the completion of the Transactions, including the IPO, our amended and restated certificate of incorporation and the Operating Agreement require that (i) we at all times maintains a ratio of one Common Unit owned by us for each share of our Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) the Operating Company at all times maintains (x) a one-to-one ratio between the number of shares of our Class A common stock issued by us and the number of Common Units owned by us, (y) a one-to-one ratio between the number of shares of our Class B common stock owned by the non-founder members of the Operating Company and the number of Common Units owned by the non-founder members of the Operating Company, and (z) a three-to-one ratio between the number of shares of our Class C common stock owned by the founder members of the Operating Company and their affiliates and the number of Common Units owned by the founder members of the Operating Company and their affiliates.

The following table sets forth the economic and voting interests of holders of our Common Stock as of the date of this Form 10-K:

Class of Common Stock (ownership)	Total Shares Outstanding (1)	Class A Shares (as converted) (2)	Economic Interest in the Operating Company (3)	Voting Interest in Greenlane (4)	Economic Interest in Greenlane (5)
Class A	13,322,416	13,322,416	31.6%	14.3%	100.0%
Class B (non-founder members)	3,490,909	3,490,909	8.3%	3.8%	—%
Class C (founder members)	76,039,218	25,346,406	60.1%	81.9%	—%
Total	92,852,543	42,159,731	100.0%	100.0%	100.0%

(1) Represents the total number of outstanding shares for each class of common stock as of December, 31, 2020.

(2) Represents the number of shares of Class A common stock that would be outstanding assuming the exchange of all outstanding shares of Class B common stock and Class C common stock upon redemption of all related Common Units. Shares of Class B common stock and Class C common stock, as the case may be, would be canceled, without consideration, on a one-to-one basis in the case of Class B common stock and a three-to-one basis in the case of Class C common stock, pursuant to the terms and subject to the conditions of the Operating Agreement.

(3) Represents the indirect economic interest in the Operating Company through the holders’ ownership of common stock.

(4) Represents the aggregate voting interest in us through the holders’ ownership of Common Stock. Each share of Class A common stock, Class B common stock and Class C common stock entitles its holder to one vote per share on all matters submitted to a vote of our stockholders.

(5) Represents the aggregate economic interest in us through the holders’ ownership of Class A common stock.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the instructions to Form 10-K and Article 8 of Regulation S-X.

Principles of Consolidation

Our consolidated financial statements include our accounts, the accounts of the Operating Company, and the accounts of the Operating Company’s consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in our consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. U.S. GAAP requires us to make estimates and judgments in several areas. Such areas include, but are not limited to: the collectability of accounts receivable; the allowance for slow-moving or obsolete inventory; the realizability of deferred tax assets; the fair value of goodwill; the fair value of contingent consideration arrangements; the useful lives of intangible assets and property and equipment; the calculation of our VAT taxes receivable and VAT taxes, fines, and penalties payable; our loss contingencies, including our TRA liability; and the valuation and assumptions underlying equity-based compensation. These estimates are based on management’s knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. We expect uncertainties around our key accounting estimates to continue to evolve depending on the duration and degree of impact associated with the COVID-19 pandemic. Our estimates may change as new events occur and additional information emerges, and such changes are recognized or disclosed in our consolidated financial statements.

Segment Reporting

Beginning with the quarter ended March 31, 2019, we had a change in reportable segments as our Canadian operating segment met certain quantitative thresholds based upon which its separate disclosure was required. Our Canadian operating segment consists of the Operating Company’s wholly-owned, Canada-based, subsidiary. We completed our acquisition of ARI Logistics B.V. and Shavita B.V. (collectively, “Conscious Wholesale”) based in Amsterdam, the Netherlands, on September 30, 2019. During the fourth quarter of 2019, we assigned goodwill from the Conscious Wholesale acquisition to our new European operating segment, which was also established as a reportable segment during the fourth quarter of 2019. Our United States operating segment is comprised of all other operating subsidiaries. Our United States, Canada, and Europe reportable segments have been identified based on how our Chief Operating Decision Makers (“CODMS”), a committee comprised of our Chief Executive Officer (“CEO”) and out Chief Financial Officer (“CFO”), manage the business, make resource allocation and operating decisions, and evaluate operating performance. See “Note 12—Segment Reporting.”

Business Combinations

Our business combinations are accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method, we recognize 100% of the assets we acquire and liabilities we assume, regardless of the percentage we own, at their estimated fair values as of the date of acquisition. Any excess of the purchase price over the fair value of the net assets and other identifiable intangible assets we acquire is recorded as goodwill. To the extent the fair value of the net assets we acquire, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. The assets we acquire, and liabilities we assume from contingencies, are recognized at fair value if we can readily determine the fair value during the measurement period. The operating results of businesses we acquire are included in our consolidated statement of operations from the date of acquisition. Acquisition-related costs are expensed as incurred. See “Note 3— Business Acquisitions.”

Equity-Based Compensation

We account for equity-based compensation grants of equity awards to employees in accordance with ASC Topic 718, Compensation — Stock Compensation. This standard requires us to measure compensation expense based on the estimated fair value of share-based awards on the grant date and recognize as expense over the requisite service period, which is generally the vesting period. We estimate the fair value of stock options using the Black-Scholes model on the grant date. The Black-Scholes model requires us to use several variables to estimate the grant-date fair value of our equity-based compensation awards including expected term, expected volatility and risk-free interest rates. Our equity-based compensation costs are recognized using a graded vesting schedule. For liability-classified awards, we record fair value adjustments up to and including the settlement date. Changes in the fair value of our equity-based compensation liability that occur during the requisite service period are recognized as compensation cost over the vesting period. Changes in the fair value of the equity-based compensation liability that occur after the end of the requisite service period but before settlement, are recognized as compensation cost of the period in which the change occurs. We account for forfeitures as they occur. See “Note 10—Compensation Plans.”

Fair Value Measurements

We apply the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. Fair value is defined as the exchange price we would receive for an asset or an exit price we would pay to transfer a liability in the principal, or most advantageous, market for our asset or liability in an orderly transaction with a market participant on the measurement date. We determine the fair market values of our financial instruments based on the fair value hierarchy, which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following three levels of inputs may be used to measure fair value:

Level 1	Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of our financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and short-term debt, are carried at historical cost basis, which approximates their fair values because of their short-term nature. The fair value of our long-term debt is the estimated amount we would have to pay to repurchase the debt, inclusive of any premium or discount attributable to the difference between the stated interest rate and market rate of interest at each balance sheet date. As of December 31, 2020 and 2019, the carrying amount of our long-term debt approximated its fair value. On a recurring basis, we measure and record contingent consideration and our interest-rate swap arrangement using fair value measurements in the accompanying consolidated financial statements. See “Note 4—Fair Value of Financial Instruments.”

We also own equity securities of a private entity, which do not have readily determinable fair values. We elected to measure these equity securities at cost minus impairment, if any. At each reporting period, we make a qualitative assessment considering impairment indicators to evaluate whether our investment is impaired. The equity securities are adjusted to fair value when an observable price change can be identified. See “Investments” further below in Note 2.

Cash

For purposes of reporting cash flows, we consider cash on hand, checking accounts, and savings accounts to be cash. We also consider all highly-liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. We place our cash with high credit quality financial institutions, which provide insurance through the Federal Deposit Insurance Company. At times, the balance in our accounts may exceed federal insured limits. We perform periodic evaluations of the relative credit standing of these institutions and do not expect any losses related to such concentrations. As of December 31, 2020, and 2019, approximately $2.3 million and $0.9 million, respectively, of our cash balances were in foreign bank accounts and uninsured. As of December 31, 2020 and 2019, we had no cash equivalents.

Accounts Receivable, net

Accounts receivable represent amounts due from customers for merchandise sales and are recorded when revenue is earned and are carried at the original invoiced amount less an allowance for any potentially uncollectible amounts. An account is considered past due when payment has not been rendered by its due date based upon the terms of the sale. Generally, accounts receivable are due 30 days after the billing date. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts. In evaluating our ability to collect outstanding receivable balances, we consider various factors including the age of the balance, the creditworthiness of the customer, the customer’s current financial condition, current economic conditions, and other factors that may affect our ability to collect from customers. We write off accounts as uncollectible on a case-by-case basis. We pledge accounts receivable as collateral for our line of credit. See “Note 6—Long Term Debt.”

Inventories, net

Inventories consist of finished goods that we value at the lower of cost or net realizable value on a weighted average cost basis. We established an allowance for slow-moving or obsolete inventory based upon assumptions about future demands and market conditions. At December 31, 2020 and 2019, the reserve for obsolescence was approximately $1.6 million and $1.3 million, respectively. We pledge inventory as collateral for our line of credit. See “Note 6—Long Term Debt.”

Assets Held for Sale

We generally consider assets to be held for sale when (i) we commit to a plan to sell the assets, (ii) the assets are available for immediate sale in their present condition, (iii) we have initiated an active program to locate a buyer and other actions required to complete the plan to sell the assets, (iv) consummation of the planned sale transaction is probable, (v) the assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value, (vi) the transaction is expected to qualify for recognition as a completed sale, within one year, and (vii) significant changes to or withdrawal of the plan is unlikely. Following the classification of any depreciable assets within a disposal group as held for sale, we discontinue depreciating the asset and write down the asset to the lower of carrying value or fair market value less cost to sell, if needed. As described in “Note 5—Leases” and “Note 8—Supplemental Financial Statement Information,” we have taken actions that have caused certain property and equipment and right-of-use assets to meet the relevant criteria for classification and reporting as held for sale. We recognized an impairment charge of approximately $0.4 million during the year ended December 31, 2020 related to assets classified as held for sale.

Deferred Financing Costs

Costs incurred in obtaining certain debt financing are deferred and amortized over the respective terms of the related debt instruments using the interest method for term debt and the straight-line method for revolving debt. The debt issuance costs related to our revolving line of credit are presented as an asset in our consolidated balance sheets while the debt issuance costs related to our real estate note are presented net against the long-term debt in our consolidated balance sheets.

We account for costs of issuing equity instruments to effect business combinations as a reduction of the otherwise determined fair value of the equity instruments we issue. We expense any fees not associated with arranging equity or debt financing as incurred.

Property and Equipment, net

We state property and equipment at cost or, if acquired through a business combination, fair value at the date of acquisition. We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets, except for our leasehold improvements, which are depreciated over the shorter of their estimated useful lives or their related lease term. Upon the sale or retirement of assets, the cost and related accumulated depreciation are removed from our accounts and the resulting gain or loss is credited or charged to income. We expense costs for repairs and maintenance when incurred. Property and equipment includes assets recorded under finance leases, see “Note 5—Leases.” We pledge property and equipment as collateral for our line of credit. See “Note 6—Long Term Debt.”

Impairment of Long-Lived Assets

We assess the recoverability of the carrying amount of our long lived-assets, including property and equipment and finite-lived intangibles, whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be assessed when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows and are largely independent of other asset groups. Measurement of an impairment loss is based on the excess of the carrying amount of the asset group over its fair value. Other than the impairment charge recognized on our assets held for sale as noted above, we did not recognized any other impairment charges for long-lived assets during the years ended December 31, 2020 and 2019.

Intangible Assets, net

Our intangible assets consist of domain names, intellectual property, distribution agreements, proprietary technology, trademarks and tradenames, customer relationships, and other rights. We amortize intangible assets with finite lives over their estimated useful lives on a straight-line basis. The straight-line method of amortization represents our best estimate of the distribution of the economic value of the identifiable intangible assets. We carry intangible assets at cost less accumulated amortization. We assess the recoverability of finite-lived intangible assets in the same manner we do for property and equipment, as described above. We recognized no impairment charges for intangible assets during the years ended December 31, 2020 and 2019. See “Note 8—Supplemental Financial Statement Information.”

Goodwill

Goodwill represents the excess of the price we paid over the fair value of the net identifiable assets we acquired in business combinations. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, we review goodwill for impairment at the reporting unit level annually or, when events or circumstances dictate, more frequently. The impairment review for goodwill consists of a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, and if necessary, a quantitative goodwill impairment test. Factors to consider when performing the qualitative assessment include general economic conditions, limitations on accessing capital, changes in forecasted operating results and fluctuations in foreign exchange rates. If the qualitative assessment demonstrates that it is more-likely-than-not that the estimated fair value of the reporting unit exceeds its carrying value, it is not necessary to measure and record impairment loss. We may elect to bypass the qualitative assessment and proceed directly to the quantitative assessment, for any reporting unit, in any period. We can resume the qualitative assessment for any reporting unit in any subsequent period.

When we perform a quantitative impairment test, we use a combination of an income approach, a discounted cash flow valuation approach, and a market approach, using the guideline public company method, to determine the fair value of each reporting unit, and then compare the fair value to its carrying amount to determine the amount of impairment, if any. If a reporting unit’s fair value is less than its carrying amount, we record an impairment charge based on that difference, up to the amount of goodwill allocated to that reporting unit.

The quantitative impairment test requires the application of a number of significant assumptions, including estimated projections of future revenue growth rates, EBITDA margins, terminal value growth rates, market multiples, discount rates, and foreign currency exchange rates. The projections of future cash flows used to assess the fair value of the reporting units are based on the internal operation plans reviewed by management. The market multiples are based on comparable public company multiples. The discount rates are based on the risk-free rate of interest and estimated risk premiums for the reporting units at the time the impairment analysis is prepared. The projections of future exchange rates are based on the current exchange rates at the time the projections are prepared. if the fair value of the reporting unit exceeds its carrying value, no further analysis or write-down of goodwill is required. If the fair value of the reporting unit is less than the carrying value of its net assets, the implied fair value value of the reporting unit is allocated to all its underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written down to its implied fair value.

We recognized approximately $9.0 million in impairment charges during the year ended December 31, 2020. We recognized no goodwill impairment charges during the year ended December 31, 2019. See “Note 8—Supplemental Financial Statement Information.”

Investments

Our investments in equity securities consist of a 1.49% ownership interest in Airgraft Inc. We determined that our ownership does not provide us with significant influence over the operations of this investee. Accordingly, we account for our investment in this entity as equity securities. Airgraft Inc. is a private entity and its equity securities do not have a readily determinable fair value. We elected to measure this security at cost minus impairment, if any. The security is adjusted to fair value when an observable price change can be identified. At December 31, 2020, the carrying value of this investment was approximately $2.0 million, which included an upward adjustment of $1.5 million based on an observable price change recognized during the year ended December 31, 2019. The adjustment was determined based on Airgraft Inc.’s price per share sold in connection with a new financing round during the third quarter of 2019, for shares which were determined to be similar to the equity securities held by us. This adjustment in the carrying value of our investment in equity securities was recorded as an unrealized gain of approximately $1.5 million within “Other income (expense), net” in our consolidated statements of operations for the year ended December 31, 2019. There were no observable price changes in our equity securities for the year ended December 31, 2020.

Vendor Deposits

Vendor deposits represent prepayments we make to vendors for inventory purchases. A significant number of vendors require us to prepay for inventory purchases.

Deferred Offering Costs

We capitalized certain legal, accounting, and other third-party fees that were directly attributable to our IPO. Following the successful consummation of the IPO in April 2019, deferred offering costs of approximately $3.5 million were recorded in stockholders’ equity as a reduction of our additional paid-in capital.

Vendor Incentives and Rebates

Sales incentives we receive in the form of payments from vendors solely to reimburse us for acting as the vendors’ agent in redeeming a sales incentive that is between our vendor and our customers and end consumers are included in net sales in the consolidated statements of operations and comprehensive loss.

We also have agreements with certain vendors to receive volume rebates which are dependent upon reaching minimum purchase thresholds. When volume rebates can be reasonably estimated and it is probable that minimum purchase thresholds will be met, we record a portion of the rebate when or as we make progress towards the purchase threshold. Amounts received from vendors relating to volume rebates are considered a reduction of the carrying value of our inventory and, therefore, such amounts are ultimately recorded as a reduction of cost of goods sold in the consolidated statements of operations and comprehensive loss.

Foreign Currency Translation

Our consolidated financial statements are presented in United States (U.S.) dollars. The functional currency of one of the Operating Company’s wholly-owned, Canada-based, subsidiaries is the Canadian dollar. The functional currency of the Operating Company’s wholly-owned, Netherlands-based subsidiary is the Euro. The assets and liabilities of these subsidiaries are translated into U.S. dollars at current exchange rate at each balance sheet date for assets and liabilities and an appropriate average exchange rate for each applicable period within our consolidated statements of operations and comprehensive loss. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The foreign currency translation adjustments are included in accumulated other comprehensive loss, a separate component of members’/stockholders’ deficit in our consolidated balance sheets. Other exchange gains and losses are reported within our consolidated statements of operations and comprehensive loss.

Comprehensive (Loss) Income

Comprehensive (loss) income includes net (loss) income as currently reported by us, adjusted for other comprehensive items. Other comprehensive items consist of foreign currency translation gains and losses and unrealized gains and losses on derivative financial instruments that qualify as hedges.

Advertising

We expense advertising costs as incurred and include them in general and administrative expenses in our consolidated statements of operations and comprehensive loss. Advertising costs were approximately $3.6 million and $4.6 million for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

We are a corporation subject to income taxes in the United States. Certain subsidiaries of the Operating Company are taxable separately from us. Our proportional share of the Operating Company’s subsidiaries’ provisions are included in our consolidated financial statements.

Our deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future. We compute deferred balances based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine we would be able to realize our deferred tax assets for which a valuation allowance had been recorded, then we would adjust the deferred tax asset valuation allowance, which would reduce our provision for income taxes.

We evaluate the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax benefit. We have no uncertain tax positions that qualify for inclusion in our consolidated financial statements. See “Note 11—Income Taxes.”

Tax Receivable Agreement (TRA)

We entered into the TRA with the Operating Company and each of the members of the Operating Company that provides for the payment by the Operating Company to the members of 85% of the amount of tax benefits, if any, that we may actually realize (or in some circumstances are deemed to realize) as a result of (i) increases in tax basis resulting from any future redemptions that are funded by us or exchanges of Common Units as described above in “Note 1—Business Operations and Organization” and (ii) certain other tax benefits attributable to payments made under the TRA.

We compute annual tax benefits by calculating the income taxes due, including such tax benefits, and the income taxes due without such benefits. The Operating Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. The TRA payments are not conditioned upon any continued ownership interest in the Operating Company. The rights of each noncontrolling interest holder under the TRA are assignable to transferees of its interest in the Operating Company. The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income the Operating Company generates each year and the applicable tax rate.

We periodically evaluate the realizability of the deferred tax assets resulting from the exchange of Common Units for our Class A common stock. If the deferred tax assets are determined to be realizable, we then assess whether payment of amounts under the TRA have become probable. If so, we record a TRA liability equal to 85% of such deferred tax assets. In subsequent periods, we assess the realizability of all of deferred tax assets subject to the TRA. If we determine that a deferred tax asset with a valuation allowance is realizable in a subsequent period, the related valuation allowance will be released and consideration of a corresponding TRA liability will be assessed. The realizability of deferred tax assets, including those subject to the TRA, is dependent upon the generation of future taxable income during the periods in which those deferred tax assets become deductible and consideration of prudent and feasible tax-planning strategies.

The measurement of the TRA is accounted for as a contingent liability. Therefore, once we determine that a payment to a member of the Operating Company has become probable and can be estimated, the estimated payment will be accrued. See “Note 11—Income Taxes.”

Revenue Recognition

Revenue is recognized when customers obtain control of goods and services promised by us. Revenue is measured based on the amount of consideration that we expect to receive in exchange for those goods or services, reduced by promotional discounts and estimates for return allowances and refunds. Taxes collected from customers for remittance to governmental authorities are excluded from net sales.

We generate revenue primarily from the sale of finished products to customers, whereby each product unit represents a single performance obligation. We recognize revenue from product sales when the customer has obtained control of the products, which is either at point of sale or delivery to the customer, depending upon the specific terms and conditions of the arrangement, or at the point of sale for our retail store sales. We provide no warranty on products sold. Product warranty is provided by the manufacturers.

Our performance obligations for services are satisfied when the services are rendered within the arranged service period. Total service revenue is not material and accounted for less than 0.1% of revenues for the years ended December 31, 2020 and 2019.

Beginning with the first quarter of 2020, we entered into a limited number of bill-and-hold arrangements. Each bill-and-hold arrangement is reviewed and revenue is recognized only when certain criteria have been met: (i) the customer has requested delayed delivery and storage of the products by us, in exchange for a storage fee, because they want to secure a supply of the products but lack storage space, (ii) the risk of ownership has passed to the customer, (iii) the products are segregated from our other inventory items held for sale, (iv) the products are ready for shipment to the customer, and (v) the products are customized and thus we do not have the ability to use the products or direct them to another customer. During the year ended December 31, 2020, we recorded approximately $1.7 million of revenue under bill-and-hold arrangements. We did not recognize any revenue under bill-and-hold arrangements during the year ended December 31, 2019. Storage fees charged to customers for bill-and-hold arrangements are recognized as invoiced. Such fees were not significant for the year ended December 31, 2020.

We act as the principal in relation to our contracts with customers and recognize revenue on a gross basis as we (i) are the primary entity responsible for fulfilling the promise to provide the specified products in the arrangement with the customer and we provide the primary customer service for all products sold, (ii) have discretion in establishing the price for the specified products sold and selecting our suppliers, as applicable, and (iii) we maintain inventory risk upon accepting returns.

For certain product offerings such as premium, patented, child-resistant packaging, closed-system vaporization solutions and custom-branded retail products, we generally receive a deposit from the customer (generally 50% of the total order cost, but the amount can vary by customer contract), when an order is placed by a customer. We typically complete these orders within six weeks to three months from the date of order, depending on the complexity of the customization and the size of the order. See “Note 8—Supplemental Financial Statement Information” for a summary of changes to our customer deposit liability balance during the years ended December 31, 2020 and 2019.

We estimate product returns based on historical experience and record them as a refund liability that reduces the net sales for the period. We analyze actual historical returns, current economic trends and changes in order volume when evaluating the adequacy of our sales returns allowance in any reporting period. Our liability for returns is included within “Accrued expenses and other current liabilities” in our consolidated balance sheets and was approximately $0.8 million and $0.6 million at December 31, 2020 and 2019, respectively. The recoverable cost of merchandise estimated to be returned by customers is included within “Other current assets” in our consolidated balance sheets and was approximately $0.2 million and $0.3 million as of December 31, 2020 and 2019, respectively.

We elected to account for shipping and handling expenses that occur after the customer has obtained control of products as a fulfillment activity in cost of sales. Shipping and handling fees charged to customers are included in net sales upon completion of our performance obligations. We apply the practical expedient provided for by ASC 606 by not adjusting the transaction price for significant financing components for periods less than one year. We also apply the practical expedient provided for by ASC 606 based upon which we generally expense sales commissions when incurred because the amortization period is one year or less. Sales commissions are recorded within “Salaries, benefits and payroll tax expenses” in the consolidated statements of operations and comprehensive loss.

No single customer represented more than 10% of our net sales for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, no single customer represented more than 10% of our accounts receivable balance.

Federal Drug Administration’s ENDS Enforcement Guidance and Premarket Tobacco Product Applications

In January 2020, the FDA issued ENDS Enforcement Guidance, which outlines the FDA’s intent to prioritize enforcement against flavored, cartridge-based ENDS products (except tobacco or menthol flavored products), all other ENDS products for which the manufacturer has failed to take adequate measures to prevent access to minors, and any ENDS products targeted to minors or whose marketing is likely to promote usage by minors. Additionally, the deadline for ENDS manufacturers to submit Premarket Tobacco Product Applications (“PMTA”) was September 9, 2020. The FDA has indicated its intent to prioritize enforcement against ENDS products offered for sale after September 9, 2020 for which the manufacturer has not submitted a PMTA. The FDA is not necessarily bound by these enforcement priorities, and it has recently taken actions against other products and may take additional actions against other products as warranted by circumstances.

The ENDS Enforcement Guidance had the effect of prohibiting the sale of certain products in the United States, including mint-flavored products from JUUL Labs and other flavored ENDS, starting February 2020. Products impacted by the ENDS Enforcement Guidance represented less than 0.1% of our net sales for the year ended December 31, 2020, and approximately 17.8% of our net sales for the year ended December 31, 2019.

During the years ended December 31, 2020 and 2019, we sold products for which manufacturers have not submitted a PMTA to the FDA by September 9, 2020. Sales of these products represented approximately 0.4% and 1.0% of our net sales for the years ended December 31, 2020 and 2019, respectively.

While we have been compliant with and expect to remain in compliance with the ENDS Enforcement Guidance, further actions and developments of FDA’s guidance could adversely affect our sales of ENDS products and may have a material adverse effect on our business, results of operations and financial condition.

Value Added Taxes

During the year ended December 31, 2020, as part of a global tax strategy review, we determined that our European subsidiaries based in the Netherlands, which we acquired on September 30, 2019, had historically collected and remitted value added tax (“VAT”) payments, which related to direct-to-consumer sales to other European Union (“EU”) member states, directly to the Dutch tax authorities. In connection with our subsidiaries’ payment of VAT to Dutch tax authorities rather than other EU member states, the German government has commenced a criminal investigation, which could result in penalties; other jurisdictions could commence such investigations as well. We have performed an analysis of the VAT overpayments to the Dutch tax authorities, which we expect will be refunded to us, and VAT payable to other EU member states, including potential fines and penalties. Based on this analysis, we recorded a VAT payable of approximately $9.9 million within “Accrued expenses and other current liabilities” and VAT receivable of approximately $4.4 million within “Other current assets” in our consolidated balance sheet as of December 31, 2020.

Pursuant to the purchase and sale agreement by which we acquired our European subsidiaries, the sellers are required to indemnify us against certain specified matters and losses, including any and all liabilities, claims, penalties and costs incurred or sustained by us in connection with non-compliance with tax laws in relation to activities of the sellers. The indemnity is limited to an amount equal to the purchase price under the purchase and sale agreement. Furthermore, we are the beneficiary to a bank guarantee in the amount of approximately $0.9 million for claims for which we are entitled to indemnification under the purchase and sale agreement. The bank guarantee has an expiration date of October 1, 2021. Accordingly, as of December 31, 2020, we recognized an indemnification asset of approximately $0.9 million within “Other current assets” using the loss recovery model, as management believes that amounts covered by the bank guarantee are probable of recovery.

Management intends to pursue recovery of all additional losses from the sellers to the full extent of the indemnification provisions of the purchase and sale agreement, however, the collectability of such additional indemnification amounts may be subject to litigation and may be affected by the credit risk of indemnifying parties, and are therefore subject to significant uncertainties as to the amount and timing of recovery. Therefore, during the year ended December 31, 2020, we recognized a charge of approximately $4.5 million within “general and administrative expenses” in our consolidated statements of operations and comprehensive loss, which represents the difference between the VAT payable and the VAT receivable and indemnification asset recorded as of December 31, 2020.

We establish VAT receivables in jurisdictions where VAT paid exceeds VAT collected and are recoverable through the filing of refund claims. Our VAT receivable balance as of December 31, 2020 relates to refund claims with the Dutch tax authorities. We intend to voluntarily disclose VAT owed to the relevant tax authorities in the EU member states and believe in doing so we will reduce our liability for penalties and interest. Nonetheless, we may incur expenses in future periods related to such matters, including litigation costs and other expenses to defend our position. The outcome of such matters is inherently unpredictable and subject to significant uncertainties.

Refer to “Note 7—Commitments and Contingencies” for additional discussion regarding our contingencies.

Treasury Stock

When Class A common stock is acquired for purposes other than formal or constructive retirement, the purchase price of the acquired stock is recorded in a separate treasury stock account, which is separately reported as a reduction of stockholders’ equity.

When Class A common stock is retired or purchased for formal or constructive retirement, the purchase price is initially recorded as a reduction to the par value of the shares repurchased, with any excess purchase price over par value recorded as a reduction to additional paid-in capital related to the series of shares repurchased and any remainder excess purchase price recorded as a reduction to retained earnings. If the purchase price exceeds the amounts allocated to par value and additional paid-in capital related to the series of shares repurchased and retained earnings, the remainder is allocated to additional paid-in capital related to other series of shares.

Net Loss Per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to us by the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potential weighted average dilutive shares including stock options, restricted Common Units granted as equity-based compensation, and Common Units exchangeable for shares of our Class A common stock for the periods after the closing of the IPO. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method or if-converted method, as applicable. See “Note 9—Stockholders’ Equity - Net Loss Per Share.”

Recently Adopted Accounting Guidance

In February 2016, the Financial Accounting (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842), which, among other things, requires lessees to recognize substantially all leases on their balance sheets and disclose key information about leasing arrangements. The new standard establishes a right of use (“ROU”) model that requires a lessee to recognize a ROU asset and liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations. The new standard became effective for the Company on January 1, 2019.

We adopted Topic 842 utilizing the modified retrospective adoption method with an effective date of January 1, 2019. We made the election to not apply the recognition requirements in Topic 842 to short-term leases (i.e., leases of 12 months or less) for all classes of underlying assets. Instead, we recognize lease payments in profit or loss on a straight-line basis over the lease term. In addition, in accordance with Topic 842, variable lease payments in the period in which the obligation for those payments is incurred are not included in the recognition of a lease liability or right-of-use asset. We elected to not separate non-lease components from the associated lease component for all underlying classes of assets with lease and non-lease components. The adoption of Topic 842 resulted in the recognition of operating lease liabilities of approximately $2.6 million and operating ROU assets of $2.4 million, primarily related to warehouses, retail stores, regional offices, and machinery and equipment. There was no cumulative effect adjustment to beginning Members’ Deficit on the consolidated balance sheet. The accounting for our finance leases remained substantially unchanged, as finance lease liabilities and their corresponding ROU assets were already recorded on the consolidated balance sheets under the previous guidance. The adoption of Topic 842 did not have a significant effect on our results from operations or cash flows. See “Note 5—Leases” for additional disclosures required by Topic 842.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation: Improvements to Nonemployee Share Based Payment Accounting. ASU 2018-07 provides guidance on accounting for equity-based awards issued to nonemployees. The standard was effective for annual and interim periods beginning after December 15, 2018. We adopted this standard beginning January 1, 2019. Adoption of the new standard did not impact our consolidated financial statements as we did not have any outstanding equity-based compensation awards granted to non-employees prior to the adoption of this ASU.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. The ASU expands and enhances hedge accounting to become more closely aligned with an entity’s risk management activities through hedging strategies. The ASU provides changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results in the financial statements and creates more transparency and makes the economic results presented in the financial statements easier to understand. In addition, the new guidance makes certain targeted improvements to ease the application of accounting guidance relative to hedge effectiveness. The standard was effective for annual and interim periods beginning after December 15, 2018. We adopted this ASU prospectively beginning July 1, 2019 and applied the guidance provided by the ASU to the derivative instrument discussed in “Note 4—Fair Value of Financial Instruments”. Adoption of the new standard did not impact our consolidated financial statements as we did not hold any derivative instruments to which this new ASU was applicable in earlier reporting periods.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. We adopted this standard prospectively beginning January 1, 2020. Adoption of this standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses. The standard requires the use of an “expected loss” model on certain types of financial instruments. The standard also amends the impairment model for available-for-sale securities and requires estimated credit losses to be recorded as allowances rather than as reductions to the amortized cost of the securities. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022 for filers that are eligible to be smaller reporting companies under the SEC’s definition. Early adoption is permitted. We do not expect the adoption of this new guidance will have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update will be effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We will adopt this guidance effective January 1, 2021, and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of accounting for equity securities under Topic 321, the accounting for equity investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. We will adopt this guidance effective January 1, 2021 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedient an exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates and, particularly, the risk of cessation of the London Interbank Offered Rate (“LIBOR”), regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction-based and less susceptible to manipulation. The ASU provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope, which clarifies certain provisions in Topic 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments in these ASUs are effective for all entities as of March 12, 2020 through December 31, 2022. We are still evaluating the effect of adopting this guidance.

NOTE 3. BUSINESS ACQUISITIONS

Pollen Gear LLC

Effective January 14, 2019, the Operating Company acquired a 100% interest in Pollen Gear LLC (“Pollen Gear”) in exchange for an aggregate four percent (4.0%) equity interest in the Operating Company. As consideration for the transaction, the Operating Company issued its Class B units, which, as described below in “Note 9—Stockholders’ Equity/Members’ Deficit,” were contingently redeemable by the holder. The Pollen Gear acquisition was accounted for as a business combination under the acquisition method under ASC Topic 805, Business Combinations. Pollen Gear has been consolidated in our consolidated financial statements commencing on January 14, 2019, the date of acquisition. Pollen Gear’s operating activities have been integrated with an existing subsidiary of the Operating Company, and as such it is impracticable to identify post-acquisition revenues and earnings included within “net sales” and “net loss” in our consolidated statement of operations and comprehensive loss for the years ended December 31, 2020 and 2019. The following table summarizes the purchase price allocation and the estimated fair value of the net assets acquired and liabilities assumed at the date of acquisition.

Pollen Gear LLC (in thousands)	January 14, 2019
Cash	$91
Accounts receivable	546
Vendor deposits	1,700
Other deposits	18
Property and equipment, net	342
Trade name	918
Design libraries	1,677
Goodwill	3,550
Net liabilities	(2,178)
Total purchase price	$6,664

At January 14, 2019, the Operating Company had accounts payable to Pollen Gear of approximately $0.6 million and Pollen Gear had accounts receivable for the corresponding amount from the Operating Company. Furthermore, at the date of acquisition, the Operating Company had vendor deposits with Pollen Gear of approximately $1.7 million, and Pollen Gear had customer deposits for the corresponding amount due to the Operating Company. Both the vendor deposits and accounts payable recorded by the Operating Company and the corresponding customer deposits and accounts receivable recorded by Pollen Gear approximated fair value. As a result of the business acquisition, the preexisting relationship between the Operating Company and Pollen Gear was effectively settled. No gain or loss was recognized on this settlement.

Conscious Wholesale

Effective September 30, 2019, we acquired a 100% interest in Conscious Wholesale, a leading European wholesaler and retailer of consumption accessories, vaporizers, and other high-quality products. As consideration for the transaction, we paid $6.7 million, which consisted of $5.1 million in a combination of cash and our Class A common stock and $1.6 million of contingent consideration, payable in a combination of cash and our Class A common stock. The contingent consideration arrangement requires us to make contingent payments based on the achievement of certain operational and financial performance targets for the year ended December 31, 2020, as set forth in the acquisition agreement. We estimated the fair value of the contingent consideration by using a Monte Carlo simulation that includes significant unobservable inputs such as the risk-free rate, risk-adjusted discount rate, the volatility of the underlying financial metrics and projected financial forecast of the acquired business over the earn-out period. Conscious Wholesale has been consolidated in our consolidated financial statements commencing on September 30, 2019, the date of acquisition. “Net sales” and “net loss” in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019 includes revenue and net loss of Conscious Wholesale from the date of acquisition through December 31, 2019 of approximately $2.6 million and $0.3 million, respectively, and revenue and net loss of Conscious Wholesale for the year ended December 31, 2020 of approximately $10.3 million and $3.3 million, respectively.

We accounted for the Conscious Wholesale acquisition as a business combination under the acquisition method under ASC Topic 805, Business Combinations. The purchase price for the Conscious Wholesale acquisition was allocated based on estimates of the fair value of assets acquired and liabilities assumed at the acquisition date, with the excess allocated to goodwill. As a result of additional information obtained about facts and circumstances that existed as of the acquisition date, we calculated the working capital adjustment to the purchase price and recorded measurement period adjustments during the fourth quarter of 2019. The following table summarizes (in thousands) the purchase price allocation and the estimated fair value of the net assets acquired and liabilities assumed at the date of acquisition.

Conscious Wholesale	Estimated Fair Value as of Acquisition Date (as Previously Reported)	Measurement Period Adjustments	Estimated Fair Value as of Acquisition Date (as Adjusted)
Cash	$812	$—	$812
Accounts receivable	313	—	313
Inventory, net	1,820	—	1,820
Other assets	955	184	1,139
Trade names	153	—	153
Customer relationships	1,044	175	1,219
Goodwill	2,264	657	2,921
Net liabilities	(1,494)	(184)	(1,678)
Total purchase price	$5,867	$832	$6,699

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information represents the combined results for us, Pollen Gear, and Conscious Wholesale for the years ended December 31, 2020 and 2019 as if Pollen Gear and Conscious Wholesale had been acquired by us on January 1, 2019, and their results had been included in our consolidated results beginning on that date (in thousands):

Year Ended December 31,
2019
(Unaudited)
Net Sales	$193,351
Cost of Goods Sold	159,252
Gross Profit	34,099
Net Loss	$(39,621)

The pro forma amounts have been calculated after applying our accounting policies to the financial statements of Pollen Gear and Conscious Wholesale and adjusting the combined results of us, Pollen Gear, and Conscious Wholesale (a) to remove Pollen Gear and Conscious Wholesale product sales to us and to remove the cost incurred by us related to products purchased from Pollen Gear and Conscious Wholesale prior to the acquisition, (b) to reflect the increased amortization expense that would have been charged assuming intangible assets identified in the acquisition of Pollen Gear and Conscious Wholesale had been recorded on January 1, 2019, and (c) to remove the transaction costs incurred by us related to the acquisition of Conscious Wholesale.

The impact of the Pollen Gear and Conscious Wholesale acquisitions on the actual results reported by us in subsequent periods may differ significantly from that reflected in this pro forma information for a number of reasons, including but not limited to, non-achievement of the expected synergies from these combinations and changes in the regulatory environment. As a result, the pro forma information is not necessarily indicative of what our financial condition or results of operations would have been had the acquisitions been completed on the applicable dates of this pro forma financial information. In addition, the pro forma financial information does not purport to project our future financial condition and results of operations.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain financial instruments we have including cash, accounts receivable, accounts payable and certain accrued expenses and other assets and liabilities approximate fair value due to the short-term nature of these instruments. Our financial liabilities measured at fair value on a recurring basis were as follows at December 31, 2020 and 2019:

	Consolidated	Fair Value at December 31, 2020
(in thousands)	Balance Sheet Caption	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap contract	Other long-term liabilities	$—	$665	$—	$665
Total Liabilities		$—	$665	$—	$665

	Consolidated	Fair Value at December 31, 2019
(in thousands)	Balance Sheet Caption	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap contract	Other long-term liabilities	$—	$206	$—	$206
Contingent consideration	Accrued expenses and other current liabilities	—	—	1,568	1,568
Total Liabilities		$—	$206	$1,568	$1,774

There have been no transfers between Level 1 and Level 2 and no transfers to or from Level 3 of the fair value hierarchy.

Derivative Instrument and Hedging Activity

On July 11, 2019, we entered into an interest rate swap contract to manage our risk associated with the interest rate fluctuations on the Company’s floating rate Real Estate Note. The counterparty to this instrument is a reputable financial institution. The interest rate swap contract is entered into for periods consistent with the related underlying exposure and does not constitute a position independent of this exposure. Our interest rate swap contract was designated as a cash flow hedge at the inception date, and is reflected at its fair value in our consolidated balance sheet.

The fair value of our interest rate swap liability is determined based on the present value of expected future cash flows. Since our interest rate swap value is based on the LIBOR forward curve and credit default swap rates, which are observable at commonly quoted intervals for the full term of the swap, it is considered a Level 2 measurement.

Details of the outstanding swap contract as of December 31, 2020, which is a pay fixed and receive floating contract, is as follows:

Swap Maturity	Notional Value (in thousands)	Pay Fixed Rate	Receive Floating Rate	Floating Rate Reset Terms
October 1, 2025	$8,125	2.0775%	One-Month LIBOR	Monthly

We performed an initial qualitative assessment of hedge effectiveness using the hypothetical derivative method in the period in which the hedging transaction was entered, as the critical terms of the hypothetical derivative and the hedging instrument were the same. On a quarterly basis, we perform a qualitative analysis for quarterly prospective and retrospective assessments of hedge effectiveness. The unrealized loss on the derivative instrument is included within “Other comprehensive income (loss)” in our consolidated statement of operations and comprehensive loss for the years ended December 31, 2020 and 2019. There was no measure of hedge ineffectiveness and no reclassifications from other comprehensive loss into interest expense for the years ended December 31, 2020 and 2019.

Contingent Consideration

Each period we revalue our contingent consideration obligations associated with business acquisitions to their fair value. The estimate of the fair value of contingent consideration is determined by applying a risk-neutral framework using a Monte Carlo Simulation, which includes inputs not observable in the market, such as the risk-free rate, risk-adjusted discount rate, the volatility of the underlying financial metrics and projected financial forecast of the acquired business over the earn-out period, and therefore represents a Level 3 measurement. Significant increases or decreases in these inputs could result in a significantly lower (higher) fair value measurement of the contingent consideration liability. During the year ended December 31, 2020, we recognized a gain from the fair value adjustment of contingent consideration of approximately $0.7 million. The fair value adjustment was largely attributed to changes in forecasted revenues and gross profits for our European operating segment over the remainder of 2020 driven primarily by the impacts of the COVID-19 pandemic. Changes in the fair value of our contingent consideration from business combinations are included within “Other income, net” in our consolidated statements of operations and comprehensive loss. As of December 31, 2020, we did not have any contingent consideration obligations outstanding.

A reconciliation of our liabilities that are measured and recorded at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2020 and 2019 is as follows:

(in thousands)	Conscious Wholesale Contingent Consideration	Convertible Notes
Balance at December 31, 2018	$—	$40,200
Convertible notes issued in January 2019	—	8,050
Contingent consideration issued in September 2019	1,609	—
Total (gains) losses in fair value included in results of operations	(41)	12,063
Conversion of convertible debt to Class A common stock	—	(60,313)
Balance at December 31, 2019	1,568	—
Foreign currency translation adjustments	(14)	—
Payment for contingent consideration	(835)	—
Total gains in fair value included in results of operations	(719)	—
Balance at December 31, 2020	$—	$—

NOTE 5. LEASES

Greenlane as a Lessee

As of December 31, 2020, we had 14 facilities financed under operating leases consisting of warehouses, offices, and retail stores, with lease term expirations between 2021 and 2026. Lease terms are generally three to five years for warehouses, office space and retail store locations. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

During the year ended December 31, 2020, we took steps to optimize our distribution network, transitioning to a more streamlined network with fewer, centrally-located, highly automated facilities. Accordingly, we entered into service agreements with third-party logistics (“3PL”) companies in the United States and Canada to handle the bulk of the North American supply chain needs, and entered into an agreement for a California-based facility. As of December 31, 2020, we have successfully transferred, subleased or terminated leases for our Jacksonville, FL, Torrance, CA, Visalia, CA, and B.C Canada distribution centers. With regard to our retail locations, we entered into a new operating lease agreement for a new retail store location in Barcelona, Spain, and we permanently closed our Ponce City Market retail location.

During the year ended December 31, 2020, we recorded approximately $1.7 million in charges related to the closures above, comprised of $1.3 million related to right-of-use asset impairments, $0.1 million related to impairments of leasehold improvements, and a lease cancellation fee of approximately $0.3 million. These charges were offset by the derecognition of the associated operating lease liabilities of approximately $1.4 million, recorded within “general and administrative expenses” in our consolidated statement of operations and comprehensive loss.

In August 2020, we initiated the process of seeking a third-party to assume our Jacksonville, FL leases. In November 2020, we transferred the right-of-use asset and corresponding operating lease liability of one lease for our Jacksonville, FL distribution center. In December 2020, we initiated the process of seeking a third-party to assume our Visalia, CA lease. As of December 31, 2020, our United States operating segment recorded approximately $0.2 million of right-of-use assets held for sale within “assets held for sale” and approximately $0.2 million of liabilities held for sale within “accrued expenses and other current liabilities” in our consolidated balance sheet as of December 31, 2020. We expect to transfer the right-of-use assets and corresponding operating lease liabilities by the third quarter of 2021.

The following table provides details of our future minimum lease payments under finance and operating lease liabilities recorded in our condensed consolidated balance sheet as of December 31, 2020. The table below does not include commitments that are contingent on events or other factors that are currently uncertain or unknown.

(in thousands)	Finance Leases	Operating Leases	Total
2021	$195	$1,102	$1,297
2022	134	949	1,083
2023	69	922	991
2024	—	611	611
2025	—	124	124
Thereafter	—	126	126
Total minimum lease payments	398	3,834	4,232
Less: imputed interest	9	344	353
Present value of minimum lease payments	389	3,490	3,879
Less: current portion	184	966	1,150
Long-term portion	$205	$2,524	$2,728

Rent expense under operating leases was approximately $1.6 million and $1.3 million for the years ended December 31, 2020 and 2019, respectively.

The majority of our finance lease obligations relate to leased warehouse equipment. Payments under our finance lease agreements are fixed for terms ranging from three to five years. We recorded approximately $0.4 million and $0.3 million of finance lease assets, net within “property and equipment, net” as of December 31, 2020, and 2019, respectively, and the related liabilities within “current portion of finance leases” and “finance leases, less current portion” in our consolidated balance sheets.

The following expenses related to our finance and operating leases were included in “general and administrative expenses” within our consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019:

(in thousands)	December 31, 2020	December 31, 2019
Finance lease cost
Amortization of leased assets	$142	$130
Interest of lease liabilities	18	24
Operating lease costs
Operating lease cost	1,383	919
Variable lease cost	255	378
Total lease cost	$1,798	$1,451

The table below presents lease-related terms and discount rates as of December 31, 2020:

December 31, 2020
Weighted average remaining lease terms
Operating leases	3.6 years
Finance leases	2.0 years
Weighted average discount rate
Operating leases	4.8%
Finance leases	6.6%

Greenlane as a Lessor

We have five operating leases for office space leased to third-party tenants in our corporate headquarters building in Boca Raton, Florida. For the years ended December 31, 2020 and 2019, we recorded approximately $0.6 million and $0.7 million in rental income related to these operating leases, respectively, which we include within “Other income, net” in our consolidated statements of operations and comprehensive loss.

The following table represents the maturity analysis of undiscounted cash flows related to lease payments, which we expect to receive from our existing operating lease agreements with tenants:

Rental Income	(in thousands)
2021	$711
2022	199
2023	99
2024	77
2025	53
Total	$1,139

NOTE 6. LONG TERM DEBT

Our long-term debt, excluding operating lease liabilities and finance lease liabilities, consisted of the following amounts at the dates indicated:

(in thousands)	December 31, 2020	December 31, 2019
3.0% note payable for a four-year loan for the purchase of a truck	$—	$18
Real Estate Note	8,125	8,297
	8,125	8,315
Less unamortized debt issuance costs	(99)	(119)
Less current portion of long-term debt	(182)	(178)
Long-term debt, net, excluding operating leases and finance leases	$7,844	$8,018

Line of Credit

On October 1, 2018, the Operating Company, as the borrower, entered into an amended and restated revolving credit note (the “line of credit”) with Fifth Third Bank, for a $15 million revolving credit loan with a maturity date of August 23, 2020. On April 5, 2019, the Operating Company, as the borrower, entered into a second amendment to the first amended and restated credit agreement, dated October 1, 2018 (the “line of credit”) with Fifth Third Bank, for a $15.0 million revolving credit loan with a maturity date of August 23, 2020. In August 2020, the maturity date of the line of credit was further extended to November 30, 2020. This line of credit was not renewed on November 30, 2020. There were no borrowings outstanding on the line of credit at December 31, 2020 and 2019.

Real Estate Note

On October 1, 2018, one of the Operating Company’s wholly-owned subsidiaries closed on the purchase of a building for $10 million, which serves as our corporate headquarters. The purchase was financed through a real estate term note (the “Real Estate Note”) in the principal amount of $8.5 million, with one of the Operating Company’s wholly-owned subsidiaries as the borrower and Fifth Third Bank as the lender. Principal amounts plus any accrued interest at a rate of LIBOR plus 2.39% are due monthly. The Real Estate Note contains customary covenants and restrictions, including, without limitation, covenants that require us to comply with laws, restrictions on our ability to incur additional indebtedness, and various customary remedies for the lender following an event of default, including the acceleration of repayment of outstanding amounts under the Real Estate Note and execution upon the collateral securing obligations under the Real Estate Note. Our obligations under the Real Estate Note are secured by a mortgage on the property. Our Real Estate Note is subject to an interest rate swap contract. See “Note 4—Fair Value of Financial Instruments.”

LIBOR is expected to be discontinued and replaced after 2021 and the credit facility has a maturity date beyond that time. There can be no assurances as to what the alternative base rate will be in the event that LIBOR is discontinued, and we can provide no assurances whether that base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the phasing out of LIBOR after 2021 and work with our lenders to ensure that any transition away from LIBOR will have minimal impact on our financial condition but can provide no assurances regarding the impact of LIBOR discontinuation.

Convertible Notes

In December 2018, the Operating Company issued an aggregate of $40.2 million in convertible promissory notes (the “convertible notes”) and received net cash proceeds of $38.9 million. In January 2019, the Operating Company issued an additional $8.1 million in convertible notes and received net cash proceeds of $6.5 million. During the three months ended March 31, 2019, we recognized debt issuance costs of $0.4 million associated with the issuance of January 2019 convertible notes within “interest expense,” and we also recognized an expense related to the change in fair value of the convertible notes of $12.1 million within “other income (expense), net” in our consolidated statement of operations and comprehensive loss. The convertible notes did not accrue interest. In April 2019, in connection with the closing of our IPO, we issued 3,547,776 shares of our Class A common stock to the holders of the convertible notes upon conversion of the convertible notes of the Operating Company at a settlement price equal to 80% of the IPO price per share. There were no convertible notes outstanding at December 30, 2020 or December 31, 2019.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, we are involved in various legal proceedings involving a variety of matters. We do not believe there are any pending legal proceedings that will have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

On August 2, 2019, a purported stockholder of the Company filed a purported class action lawsuit against the Company, officers and directors of the Company, and the underwriters for related to the Company’s initial public offering. The complaint alleges, among other things, that the Company’s registration statement related to its initial public offering contained untrue statements of material fact and, or omitted to state material facts necessary to make the statements in the registration statement not misleading, in violation of Sections 11, 12 and 15 of the Securities Act of 1933, as amended. Since August 2, 2019, four additional purported class action lawsuits have been filed making substantially similar allegations.

Two of the complaints alleging violations of securities laws as described above were filed against the Company in the United States District Court for the Southern District of Florida. These cases have been consolidated under the caption In re Greenlane Holdings, Inc. Securities Litigation (Case No. 19-CV-81259). The plaintiffs filed an amended complaint on March 6, 2020 and the Company filed a motion to dismiss on March 20, 2020. On January 6, 2021, the United States District Court for the Southern District of Florida granted the Company’s motion to dismiss, and dismissed the case with prejudice.

Three of the complaints alleging violations of securities laws as described above were filed against the Company in the Circuit Court of the Fifteenth Judicial Circuit for Palm Beach County, Florida. These cases have been consolidated under the caption In re Greenlane Holdings, Inc. Securities Litigation (Case No. 50-2019-CA-010026). The plaintiffs filed an amended complaint on December 9, 2019 and the Company filed a motion to dismiss on February 7, 2020. On February 5, 2021, The Circuit Court of the Fifteenth Judicial Circuit for Palm Beach County, Florida granted the Company’s motion to dismiss.

As a result of the rulings mentioned above, there are currently no securities lawsuits pending against the Company.

See “Note 5—Leases” for details of our future minimum lease payments under finance lease liabilities and operating lease liabilities. See “Note 11—Income Taxes” for information regarding income tax contingencies.

Other Contingencies

We are potentially subject to claims related to various non-income taxes (such as sales, value added, consumption, and similar taxes) from various tax authorities, including in jurisdictions in which we already collect and remit such taxes. If the relevant taxing authorities were successfully to pursue these claims, we could be subject to significant additional tax liabilities.

NOTE 8. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Assets Held for Sale

During the year ended December 31, 2020, we performed a review of our property and equipment held at our distribution centers, corporate headquarters, and retail locations for disposal or sale in connection with our transformation plan. As a result of this review, we made the decision to commit to a formal plan to sell machinery that was used by our United States operating segment. Accordingly, we determined that this machinery met the criteria to be reclassified as held for sale as of December 31, 2020.

An asset group classified as held for sale is reflected at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the assets exceeds its estimated fair value, a loss is recognized. Due to the reclassification as held-for-sale of this machinery, we recognized impairment charges of approximately $0.3 million for the year ended December 31, 2020, which was included within “general and administrative expenses” in our consolidated statement of operations and comprehensive loss. We recorded approximately $0.9 million of machinery held for sale within “Assets Held for Sale” in our consolidated balance sheet as of December 31, 2020. We are actively seeking a buyer and expect to complete the sale of the machinery by the third quarter of 2021.

Other Current Assets

The following table summarizes the composition of other current assets as of the dates indicated:

(in thousands)	December 31, 2020	December 31, 2019
Other current assets:
VAT refund receivable	$4,391	$—
Prepaid expenses	1,542	2,850
Other	4,959	2,074
	$10,892	$4,924

Property and Equipment, Net

The following is a summary of our property and equipment, at costs less accumulated depreciation and amortization:

	As of December 31,
(in thousands)	2020	2019	Estimated useful life
Furniture, equipment and software (includes $0.6 million and $0.5 million under finance leases as of December 31, 2020 and 2019, respectively)	$2,978	$3,130	3 - 7 years
Personal property	1,130	1,105	5 years
Leasehold improvements	844	1,077	Lesser of lease term or 5 years
Land improvements	601	601	15 years
Building	8,088	8,064	39 years
Land	691	691
Work in process	633	712
	14,965	15,380
Less: accumulated depreciation (includes $0.2 million under finance leases as of December 31, 2020 and 2019)	2,764	2,215
Property and equipment, net	$12,201	$13,165

Depreciation expense for property and equipment (excluding assets recorded under finance leases) for the years ended December 31, 2020 and 2019 was approximately $1.1 million and $1.2 million, respectively.

Intangible Assets, Net

Identified intangible assets consisted of the following at the dates indicated below:

	December 31, 2020
(in thousands)	Gross carrying amount	Accumulated amortization	Carrying value	Estimated useful life
Design libraries	$1,677	$(214)	$1,463	15 years
Trademarks and tradenames	3,617	(1,572)	2,045	1 - 15 years
Customer relationships	2,565	(796)	1,769	5 - 15 years
Other intangibles	$2,045	(1,377)	668	2 - 15 years
	$9,904	$(3,959)	$5,945

	December 31, 2019
(in thousands)	Gross carrying amount	Accumulated amortization	Carrying value	Estimated useful life
Design libraries	$1,677	$(103)	$1,574	15 years
Trademarks and tradenames	3,388	(962)	2,426	1 - 15 years
Customer relationships	2,446	(473)	1,973	5 - 15 years
Other intangibles	2,089	(1,761)	328	2 - 15 years
	$9,600	$(3,299)	$6,301

The changes in the gross carrying amounts of our trademarks and tradenames, customer relationships, and other intangibles is primarily driven by the acquisition of certain trademarks and domain names during the year ended December 31, 2020, accompanied by fluctuations in foreign currency exchange rates. The weighted-average amortization period for intangible assets we acquired during the year ended December 31, 2020 was approximately 12.3 years. The weighted-average amortization period for trademarks and tradenames and other intangibles we acquired during the year ended December 31, 2020 was approximately 5 years and 15 years, respectively.

Amortization expense for intangible assets was approximately $1.3 million and $1.4 million during the years ended December 31, 2020 and 2019, respectively. Total estimated amortization expense for our intangible assets for the years 2021 through 2025 are as follows:

Amortization Expense	(in thousands)
2021	$1,004
2022	$1,003
2023	$505
2024	$410
2025	$394

Goodwill

Due to recent market conditions and estimated adverse impacts from the COVID-19 pandemic, management concluded that a triggering event occurred in the first quarter of 2020, requiring a quantitative impairment test of our goodwill for our United States and Europe reporting units. Based on this assessment, we concluded that the fair value of our Europe reporting unit exceeded its carrying value and no impairment charge was required. However, the estimated fair value of the United States reporting unit was determined to be below its carrying value, which resulted in a $9.0 million goodwill impairment charge. The impairment charge resulted from the impacts of COVID-19 on our current and forecasted wholesale revenues and the restrictions on certain products we sell imposed by the Federal Drug Administration’s Enforcement Priorities for Electronic Nicotine Delivery Systems and Other Deemed products on the Market Without Premarket Authorization, which resulted in changes to our estimates and assumptions of the expected future cash flows of the United States reporting unit.

During the fourth quarter of 2020, we performed a quantitative assessment for our Europe reporting unit. Based on this assessment, we concluded that the fair value of our Europe reporting unit exceeded its carrying value and no impairment charge was required. The estimated fair value of our reporting unit is highly sensitive to changes in the underlying projections and assumptions; therefore, in some instances, changes in these assumptions could potentially lead to impairment. Specifically, conditions brought on by the COVID-19 pandemic may have material impacts on the assumptions used in determining the fair value of our reporting unit. Should the business environment worsen from impacts of the COVID-19 pandemic, the fair value of our reporting unit may decrease below its carrying value and result in an impairment charge to goodwill in future periods.

Changes in the carrying amount of our goodwill by reporting unit for the year ended December 31, 2020 were as follows:

(in thousands)	U.S.	Canada	Europe	Total
Balance at December 31, 2019	$8,996	$—	$2,986	$11,982
Impairment expense	(8,996)	—	—	(8,996)
Foreign currency translation adjustment	—	—	294	294
Balance at December 31, 2020	$—	$—	$3,280	$3,280

Accrued Expenses and Other Current Liabilities

The following table summarizes the composition of accrued expenses and other current liabilities as of the dates indicated:

(in thousands)	December 31, 2020	December 31, 2019
Accrued expenses and other current liabilities:
VAT payable	$9,882	$—
Payroll-related including bonus	2,361	1,314
Accrued professional fees	1,750	305
Accrued third-party logistics fees	1,295	—
Liabilities held for sale	226	—
Accrued taxes, state and income	211	1,423
Accrued purchase price consideration for business acquisition	—	3,029
Contingent consideration payable	—	1,568
Other	3,665	2,783
	$19,390	$10,422

Customer Deposits

We established a supply chain for premium, patented, child-resistant packaging, closed-system vaporization solutions and custom-branded retail products. For these product offerings, we generally receive a deposit from the customer (generally 50% of the total order cost, but the amount can vary by customer contract), when an order is placed by a customer. Changes in our customer deposits during the year ended December 31, 2020 were as follows:

(in thousands)	Customer Deposits
Balance as of December 31, 2019	$3,152
Increases due to deposits received, net of other adjustments	9,164
Revenue recognized	(9,587)
Balance as of December 31, 2020	$2,729

We typically complete orders related to customer deposits within six weeks to three months from the date of order, depending on the complexity of the customization and the size of the order.

Accumulated Other Comprehensive Loss

For the years ended December 31, 2020 and 2019, changes in accumulated other comprehensive loss were as follows:

(in thousands)	Foreign Currency Translation	Unrealized Loss on Derivative Instrument	Total
Balance at December 31, 2018	$(286)	$—	$(286)
Other comprehensive income (loss)	193	(206)	(13)
Effects of the reorganization transactions	203	—	203
Less: Other comprehensive (income) loss attributable to non-controlling interest	(132)	156	24
Balance at December 31, 2019	(22)	(50)	(72)
Other comprehensive income (loss)	654	(459)	195
Less: Other comprehensive (income) loss attributable to non-controlling interest	(449)	355	(94)
Balance at December 31, 2020	$183	$(154)	$29

Supplier Concentration

We have four major vendors whose products accounted for an aggregate of approximately 49.5% of our total net sales and 41.6% of our total purchases for the year ended December 31, 2020, and an aggregate of approximately 63.4% of our total net sales and 52.9% of our total purchases for the year ended December 31, 2019. We expect to maintain our existing relationships with these vendors.

NOTE 9. STOCKHOLDERS’ EQUITY

On April 17, 2019, in connection with the IPO and the Transactions, we amended and restated our certificate of incorporation. After giving effect to the amendment and restatement of our certificate of incorporation, the total number of shares of all classes of stock that we are authorized to issue is two hundred forty-five million (245,000,000), consisting of (i) one hundred twenty-five million (125,000,000) shares of our Class A common stock; (ii) ten million (10,000,000) shares of our Class B common stock; and (iii) one hundred million (100,000,000) shares of our Class C common stock; and (iv) ten million (10,000,000) shares of our preferred stock, par value $0.0001 per share. Pursuant to the amended and restated certificate of incorporation, the two hundred (200) shares of our common stock, par value $0.01 per share, issued and outstanding prior to the effective time were canceled without further action by, or consideration to, the holders thereof.

Shares of our Class A common stock have both voting interests and economic interests (i.e., the right to receive distributions or dividends, whether cash or stock, and proceeds upon dissolution, winding up or liquidation), while shares of our Class B common stock and Class C common stock have voting interests but no economic interests. Each share of our Class A common stock, Class B common stock and Class C common stock entitles the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote, and except as otherwise required in the amended and restated certificate of incorporation, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of our preferred stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of preferred stock).

Redeemable Class B Units

The Operating Company issued Class B units as consideration for its recent business acquisitions, as well as in form of equity-based compensation to certain of the Operating Company’s executive employees. The Operating Company’s Class B units are non-voting and contained a put right whereby, at any time after the third anniversary of February 20, 2018 (in each case prior to an effective IPO or capital event), each of the holders of Class B units had the right to require that the Operating Company purchase all, but not less than all, of its Class B units at an aggregate price equal to the fair market value of the Class B units as of the date of the put notice (as defined), in the form of a cash payment. The Class B units did not contain any mandatory redemption provisions.

The Operating Company classified the Class B units outside of members’ deficit as of December 31, 2018 as the units contained contingent redemption features that were not solely within the Operating Company’s control. The initial carrying value of the amount classified in temporary equity for the Class B units issued as consideration for business acquisitions was based on the issuance date fair value of the redeemable Class B units, net of issuance costs.

As discussed in “Note 1—Business Operations and Organization,” we completed our IPO of 6,000,000 shares of our Class A common stock (which was comprised of 5,250,000 shares of our Class A common stock sold by us and 750,000 shares of our Class A common stock sold by certain selling stockholders, comprised of Messrs. LoCascio and Schoenfeld and an affiliated entity of Messrs. LoCascio and Schoenfeld) at a public offering price of $17.00 per share on April 23, 2019 and became the sole manager of the Operating Company. As part of the Transactions, the Class B units were converted to Common Units of the Operating Company and the put right was eliminated. There were no redeemable Class B units outstanding at December 31, 2020 or 2019.

Class A Common Stock Repurchases

In November 2019, our Board of Directors approved a stock repurchase program authorizing up to $5.0 million in repurchases of our outstanding shares of Class A common stock. Under the program, we may repurchase shares in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. We may periodically repurchase shares in open market transactions, directly or indirectly, in block purchases and in privately negotiated transactions or otherwise. The timing, pricing, and amount of any repurchases under the share repurchase program will be determined by management at its discretion based on a variety of factors, including, but not limited to, trading volume and market price of our Class A common stock, corporate considerations, our working capital and investment requirements, general market and economic conditions, and legal requirements. The share repurchase program does not obligate us to repurchase any common stock and may be modified, discontinued, or suspended at any time. Shares of Class A common stock repurchased under the program are subsequently retired. There were no share repurchases under the program during the year ended December 31, 2020.

Non-Controlling Interests

As discussed in “Note 1—Business Operations and Organization,” we consolidate the financial results of the Operating Company and report a non-controlling interest related to the Common Units held by non-controlling interest holders on our consolidated financial statements. As of December 31, 2020, we owned 31.6% of the economic interests in the Operating Company, with the remaining 68.4% of the economic interests owned by non-controlling interest holders. The non-controlling interest on the accompanying consolidated statements of operations and comprehensive loss represents the portion of the loss attributable to the economic interest in the Operating Company held by the non-controlling holders of Common Units calculated based on the weighted average non-controlling interests’ ownership during the periods presented.

Net Loss Per Share

Basic net loss per share of our Class A common stock is computed by dividing net loss attributable to us by the weighted-average number of shares of our Class A common stock outstanding during the period. Diluted net loss per share of our Class A common stock is computed by dividing net loss attributable to us by the weighted-average number of shares of our Class A common stock outstanding adjusted to give effect to potentially dilutive elements.

Prior to the amendment and restatement of the Operating Company’s LLC Agreement on April 17, 2019 in connection with the IPO, the Operating Company’s membership interests were defined solely as percentage interests as the LLC Agreement did not define a number of membership units outstanding or authorized. As a result, the basic and diluted net loss per share for the year ended December 31, 2019 includes only the period from the IPO on April 23, 2019 through December 31, 2019.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share of our Class A common stock is as follows (in thousands):

	For the year ended December 31, 2020	For the year ended December 31, 2019
Numerator:
Net loss	$(47,704)	$(20,735)
Less: Net loss attributable to non-controlling interests	(33,187)	(11,008)
Net loss attributable to Class A common stockholders	$(14,517)	$(9,727)
Denominator:
Weighted average shares of Class A common stock outstanding	11,947	10,145
Net loss per share of Class A common stock - basic and diluted	$(1.22)	$(0.96)

For the year ended December 31, 2020, 3,490,909 shares of our Class B common stock, 76,039,218 shares of our Class C common stock and 1,373,972 stock options were excluded from the weighted-average in the computation of diluted net loss per share of our Class A common stock because the effect would have been anti-dilutive.

For the year ended December 31, 2019, 5,975,477 shares of our Class B common stock, 77,791,218 shares of our Class C common stock and 629,773 stock options were excluded from the weighted-average in the computation of diluted net loss per share of our Class A common stock because the effect would have been anti-dilutive.

Shares of our Class B common stock and Class C common stock do not share in our earnings or losses and are therefore not participating securities. As such, separate calculations of basic and diluted net loss per share for each of our Class B common stock and Class C common stock under the two-class method have not been presented.

NOTE 10. COMPENSATION PLANS

2019 Equity Incentive Plan

On April 17, 2019, we adopted the 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides eligible participants with compensation opportunities in the form of cash and equity incentive awards. The 2019 Plan is designed to enhance our ability to attract, retain and motivate our employees, directors, and executive officers, and incentivizes them to increase our long-term growth and equity value in alignment with the interests of our stockholders. Under the 2019 Plan, we may grant up to 5,000,000 stock options and other equity-based awards to employees, directors and executive officers.

During the year ended December 31, 2020, we granted an aggregate of 949,126 options to our directors and certain employees. The stock options were granted with exercise prices ranging from $2.00 per share to $6.14 per share, and vesting periods ranging from six months to four years. During the year ended December 31, 2019, we granted an aggregate of 654,284 options to our directors and certain employees. The stock options were granted with exercise prices ranging from $6.42 per share to $17.00 per share, and vesting periods ranging from zero to ten years.

We recorded stock compensation expense of approximately $1.6 million and $1.1 million related to stock options during the year ended December 31, 2020 and 2019, respectively, which was included within “salaries, benefits and payroll taxes” in our consolidated statements of operations and comprehensive loss. As of December 31, 2020, total unrecognized compensation expenses related to unvested stock options was approximately $3.0 million, which we expect to recognize over a weighted-average period of 3.1 years.

The fair value of the stock option awards granted during the years ended December 31, 2020 and 2019 was determined on the grant date using the Black-Scholes valuation model based on the following ranges of weighted-average assumptions:

	December 31, 2020	December 31, 2019
Expected volatility (1)	96% - 103%	85%
Expected dividend yield (2)	—	—
Expected term (3)	5.15 - 6.25 years	2.5 - 7.75 years
Risk-free interest rate (4)	0.23% - 1.72%	1.49% - 2.49%

(1)	Expected volatility is based on the historical volatility of a selected peer group over a period equivalent to the expected term.
(2)	We assumed a dividend yield of zero as management has no plans to declare dividends in the foreseeable future.
(3)	Expected term represents the estimated period of time until an award is exercised and was determined using the simplified method.
(4)	The risk-free rate is an interpolation of yields on U.S. Treasury securities with maturities equivalent to the expected term.

A summary of stock option activity for the years ended December 31, 2020 and 2019 is as follows:

	Stock Options
	Number of Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2018	—	$—
Granted	654,284	9.28
Exercised	—	—
Forfeited	(24,511)	17.00
Outstanding as of December 31, 2019	629,773	8.98
Granted	949,126	3.72
Exercised	—	—
Forfeited	(204,927)	6.94
Outstanding as of December 31, 2020	1,373,972	$5.47

The weighted-average grant date fair value of options granted for the years ended December 31, 2020 and 2019 was $2.95 and $6.70, respectively. The total fair value of stock options vested during the years ended December 31, 2020 and 2019 was approximately $1.4 million and $0.1 million , respectively.

During the year ended December 31, 2020, we issued 15,000 restricted shares of our Class A common stock to certain executive officers under the 2019 Plan. Compensation expense related to these restricted shares was de minimis for the year ended December 31, 2020.

Common Units of the Operating Company Granted as Equity-Based Compensation

In connection with the closing of the IPO, we consummated certain organizational transactions with the Operating Company, as described in further detail in “Note 1—Business Operations and Organization,” among which, the Operating Company reclassified unvested Class B membership interests and profits interests which had been granted as equity-based compensation into Common Units of the Operating Company.

During the year ended December 31, 2020, we recorded a net reversal compensation expense related to Common Units of approximately $0.8 million, which was comprised of compensation expense of approximately $1.9 million offset by a reversal of compensation expense for actual forfeitures that occurred during the period of approximately $2.7 million, which is included within “salaries, benefits and payroll taxes” in our consolidated statement of operations and comprehensive loss. During the year ended December 31, 2019, we recorded compensation expense of approximately $6.9 million related to Common Units. As of December 31, 2020, total unrecognized compensation expense related to unvested Common Units was approximately $0.8 million, which we expect to recognize over a weighted-average period of 1.9 years.

The following table provides a summary of the unvested Common Units outstanding and related transactions:

Common Units Subject to Vesting
Unvested Common Units as of December 31, 2018	$775,979
Granted	288,444
Vested	(235,756)
Forfeited	(12,008)
Unvested Common Units as of December 31, 2019	816,659
Granted	—
Vested	(368,489)
Forfeited	(244,266)
Unvested Common Units as of December 31, 2020	203,904

401(k) Plan

We have a 401(k) retirement savings plan. Eligible employees must be at least 18 years of age and have completed six months of service. Participants are eligible to receive a matching contribution from us up to the first 3% of compensation plus 50% of participant contributions between 3% and 5% of compensation. Matching contributions, other than safe-harbor contributions, vest 33% per year and are 100% vested after three years of service. Safe-harbor matching contributions are 100% vested as of the date of the contribution. Our matching contributions to the plan were approximately $0.5 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.

NOTE 11. INCOME TAXES

As a result of the IPO and the Transactions completed in April 2019, we own a portion of the Common Units of the Operating Company, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, the Operating Company is generally not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by the Operating Company is passed through to and included in the taxable income or loss of its members, including Greenlane, on a pro-rata basis, in accordance with the terms of the Operating Agreement. The Operating Company is also subject to taxes in foreign jurisdictions. We are a corporation subject to U.S. federal income taxes, in additional to state and local income taxes, based on our share of the Operating Company’s pass-through taxable income.

Income Tax Expense

A reconciliation of the income tax benefit computed at the U.S. federal statutory income tax rate to the income tax expense recognized is as follows:

(in thousands)	December 31, 2020	December 31, 2019
Expected federal income tax (benefit) expense at statutory rate	$(9,977)	$(6,067)
State tax expense, net of federal benefit	(652)	108
Loss attributable to non-controlling interests	5,628	6,264
Valuation allowance	5,290	10,041
Other, net	(95)	589
Income tax expense	$194	$10,935

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows:

(in thousands)	December 31, 2020	December 31, 2019
Deferred tax assets:
Intangible assets	$9,197	$9,144
Basis difference in investment in the Operating Company	742	—
Net operating loss carryforwards	5,129	1,120
Other	43	—
Total deferred tax assets	15,111	10,264
Valuation allowance	(15,111)	(10,041)
Net deferred tax assets	—	223
Deferred tax liability:
Basis difference in investment in the Operating Company	—	(223)
Net deferred tax assets and liabilities	$—	$—

We had approximately $12.8 million of Federal net operating loss carryforwards not subject to expiration. Their utilization is limited to 80% of our future taxable income. We also had approximately $10.1 million of State net operating loss carryforwards that begin expiring in 2039 and $7.6 million of Dutch net operating loss carryforwards that begin expiring in 2026. Their utilization is limited to our future taxable income.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was enacted on March 27, 2020, made tax law changes to provide financial relief to companies as a result of the business impacts of COVID-19. Key income tax provisions of the CARES Act include changes in net operating loss carryback and carryforward rules, acceleration of alternative minimum tax credit recovery, increase in the net interest expense deduction limit and charitable contribution limit, and immediate write-off of qualified improvement property. The changes are not expected to have a significant impact on us.

During the years ended December 31, 2020 and December 31, 2019, management performed an assessment of the realizability of our deferred tax assets based upon which management determined that it is not more likely than not that the results of operations will generate sufficient taxable income to realize portions of the net operating loss benefits. Consequently, we established a full valuation allowance against our deferred tax assets, and reflected a carrying balance of $0 as of December 31, 2020 and December 31, 2019, respectively. In the event that management determines that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance will be made, which would reduce the provision for income taxes. The provision for income taxes for the year ended December 31, 2020 and 2019, respectively, relates to taxes in foreign jurisdictions, including Canada and the Netherlands.

Uncertain Tax Positions

For the year ended December 31, 2020, we did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

Tax Receivable Agreement (TRA)

We entered into the TRA with the Operating Company and each of the members that provides for the payment by the Operating Company to the members of 85% of the amount of tax benefits, if any, that we may actually realize (or in some circumstances are deemed to realize) as a result of (i) increases in tax basis resulting from any future redemptions of Common Units as described in “Note 1—Business Operations and Organization” and (ii) certain other tax benefits attributable to payments made under the TRA.

The annual tax benefits are computed by calculating the income taxes due, including such tax benefits, and the income taxes due without such benefits. The Operating Company expects to benefit from the remaining 15% of any tax benefits that it may actually realize. The TRA payments are not conditioned upon any continued ownership interest in the Operating Company. The rights of each noncontrolling interest holder under the TRA are assignable to transferees of its interest in the Operating Company. The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income the Operating Company generates each year and the applicable tax rate.

As noted above, we evaluated the realizability of the deferred tax assets resulting from the IPO and the Transactions completed in April 2019 and established a full valuation allowance against those benefits. As a result, we determined that the amount or timing of payments to noncontrolling interest holders under the TRA are no longer probable or reasonably estimable. Based on this assessment, our TRA liability was $0 as of December 31, 2020 and December 31, 2019.

If utilization of the deferred tax assets subject to the TRA becomes more likely than not in the future, we will record a liability related to the TRA, which would be recognized as expense within our condensed consolidated statements of operations and comprehensive (loss) income.

During the years ended December 31, 2020 and 2019, we did not make any payments, inclusive of interest, to members of the Operating Company pursuant to the TRA.

NOTE 12. SEGMENT REPORTING

We merchandise vaporizers and other products in the United States, Canada and Europe and we distribute to retailers through our wholesale operations and to consumers through e-commerce activities. We define our segments as those operations whose results our CODMs regularly review to analyze performance and allocate resources. Therefore, segment information is prepared on the same basis that management reviews financial information for operational decision-making purposes.

The reportable segments identified are our business activities for which discrete financial information is available and for which operating results are regularly reviewed by our CODMs. As of December 31, 2020, we have three reportable segments: (1) United States, (2) Canada and (3) Europe. The United States operating segment is comprised of our United States operations, the Canadian operating segment is comprised of our Canadian operations, and the European operating segment is comprised of our European operations, currently based in the Netherlands. Corporate and other activities which are not allocated to our reportable segments consist primarily of equity-based compensation expenses, unrealized gains on equity securities, and other corporate overhead items. We sell similar products in each of our segments. Assets related to our corporate headquarters as well as our cash proceeds from the IPO are not allocated to any of our reportable segments. We sell similar individuals products and services in each of our segments.

The table below provides information on revenues from external customers, intersegment revenues, segment operating income (loss), and depreciation and amortization by reportable segment for the years ended December 31, 2020 and 2019. We eliminate intersegment revenues in consolidation.

	For the Year Ended December 31,
(in thousands)	2020	2019
Revenue from external customers:
United States	$112,543	$160,243
Canada	15,457	22,120
Europe	10,304	2,643
	$138,304	$185,006
Intercompany revenues:
United States	$11,945	$5,624
Canada	74	143
Europe	2,497	284
	$14,516	$6,051
Income (loss) before income taxes:
United States	$(32,525)	$(10,417)
Canada	743	74
Europe	(3,361)	(278)
Corporate and other	(12,367)	(18,268)
	$(47,510)	$(28,889)
Depreciation and amortization:
United States	$1,758	$2,117
Canada	32	43
Europe	233	65
Corporate and other	497	480
	$2,520	$2,705

The table below provides information on total goodwill and intangibles and total assets by reportable segment as of December 31, 2020 and 2019.

	As of December 31,
(in thousands)	2020	2019
Total goodwill and intangibles:
United States	$4,258	$13,625
Canada	—	—
Europe	4,685	4,328
Corporate and other	282	330
	$9,225	$18,283
Total assets:
United States	$64,037	$77,034
Canada	8,341	10,768
Europe	15,543	8,809
Corporate and other	34,729	56,591
	$122,650	$153,202

The table below provides information on our revenue by product type:

	For the Year Ended December 31,
(in thousands)	2020	2019
Revenues:
Vaporizers and components	$93,567	$144,192
Customized products and packaging	10,520	12,107
Functional glass	5,162	6,040
Tools and appliances	6,838	3,640
Hemp-derived CBD products	2,455	3,364
Closed system	3,697	4,094
Grinders	5,769	3,351
Papers and wraps	7,219	4,086
Other	3,077	4,132
	$138,304	$185,006

The tables below provides information on our revenue and long-lived assets by geographical area. Our long-lived assets are primarily comprised of property and equipment, net and operating lease ROU assets.

	For the Year Ended December 31,
(in thousands)	2020	2019
Revenues:
United States	$109,660	$155,002
Canada	15,094	22,840
Europe	10,833	3,628
Other	2,717	3,536
	$138,304	$185,006

	As of December 31,
(in thousands)	2020	2019
Long-lived assets:
United States	$14,308	$17,162
Canada	248	519
Europe	750	179
	$15,306	$17,860

NOTE 13. SUBSEQUENT EVENTS

Redemptions of Common Units of the Operating Company

During the first quarter of 2021, the Operating Company received redemption notices for an aggregate of 1,325,000 Common Units. Based upon these redemption notices, pursuant to the terms of the Operating Agreement, we issued shares of Class A common stock in the first quarter of fiscal 2021 to the redeeming members of the Operating Company on a one-to-one basis to the number of Common Units redeemed, and we also cancelled a number of Class C common stock held by the redeeming members equal to three times the number of Common Units redeemed for no consideration.

During the first quarter of 2021, the Operating Company received redemption notices for an aggregate of 1,042,326 Common Units. Based upon these redemptions notices, pursuant to the terms of the Operating Agreement, we issued shares of Class A common stock in the first quarter of fiscal 2021 to the redeeming members of the Operating Company on a one-to-one basis to the number of Common Units redeemed, and we also cancelled an equivalent number of Class B common stock held by the redeeming members for no consideration.

Acquisition of Eyce, LLC

Effective March 2, 2021, we acquired substantially all the assets of Eyce, LLC (“Eyce”), a designer and manufacturer of pipes, bubblers, rigs and other smoking and vaporization related accessories and merchandise, for consideration of $11.1 million, which consisted of cash and our Class A common stock, contingent consideration, and a promissory note payable to Eyce. We acquired Eyce to bolster our quality product offerings and accelerate growth in our Greenlane Brands portfolio.

Consolidated Appropriations Act, 2021

On December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law, which contains provisions that became effective in March 2021, which prohibit the mailing of electronic nicotine delivery systems (“ENDS”) through the United States Postal Service (“USPS”) and places certain regulatory requirements on shipment of ENDS through other carriers. Certain private carriers, including UPS and FedEx, also have policies restricting or prohibiting the shipment of certain vaporization products. These restrictions apply to nicotine vaporizers we sell, but it remains unclear if the restrictions apply to other vaporizer products. If the products we carry cannot be shipped by USPS or private carriers, or we must comply with burdensome policies and regulations, our shipping costs could be adversely and materially impacted, and we could lose our ability to deliver products to customers in a timely and economical manner. We are unable to determine the extent of the impact to the business until further guidance and clarification is issued.

Proposed Merger with KushCo Holdings, Inc.

On March 31, 2021, Greenlane, Merger Sub Gotham 1, LLC, a wholly owned subsidiary of the Company (“Merger Sub 1”), and Merger Sub Gotham 2, LLC, a wholly owned subsidiary of the Company (“Merger Sub 2” and, together with the Company and Merger Sub I, the “Greenlane Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KushCo Holdings, Inc. (“KushCo”). The Merger Agreement, the Mergers (as defined below) and the other transactions contemplated by the Merger Agreement were unanimously approved by a special committee of the Company’s Board of Directors consisting entirely of the Company’s independent and disinterested directors (the “Special Committee”) and the Company’s Board of Directors.

Merger Agreement

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement:

•	Merger Sub 1 will be merged with and into KushCo with KushCo as the surviving corporation and a wholly -owned subsidiary of Parent (“Initial Surviving Corporation”) (“Merger 1”); and

•	the Initial Surviving Corporation will then be merged with and into Merger Sub 2 with Merger Sub 2 as the surviving limited liability company (“Merger 2,” and together with Merger 1, the “Mergers”).

Under the terms of the Merger Agreement, KushCo’s stockholders will receive approximately 0.2546 shares of the Company’s Class A common stock for each share of KushCo common stock (the “Base Exchange Ratio”), subject to adjustment as described in the Merger Agreement (the Base Exchange Ratio, as adjusted, the “Exchange Ratio”). The Base Exchange Ratio is expected to result in KushCo stockholders owning approximately 49.9% of the Company’s common stock and existing stockholders of the Company owning approximately 50.1% of the Company’s common stock.

The Merger Agreement permits the Company to continue to pursue opportunistic and strategic priorities prior to the closing of the Mergers, including engaging in certain contemplated acquisitions and capital raising transactions. If the Company issues additional securities prior to the closing of the Transaction in connection with any acquisitions or capital raising transactions the Base Exchange Ratio will be adjusted such that the Company’s existing stockholders maintain an aggregate interest of at least 50.1%, and not more than 51.9%, in the Company following the completion of the Mergers.

At or immediately prior to the effective time of Merger 1, subject to the approval of the Company’s, stockholders, the Company’s Amended and Restated Certificate of Incorporation will be amended and restated (the “Charter Amendment”) in order to (i) effect a conversion of each outstanding share of Class C common stock for three shares of Class B common stock (the “Class C Conversion”), an increase the number of authorized shares of Class B common stock from 10,000,000 shares to 30,000,000 shares and (ii) increase the number of authorized shares of Class A common stock from 125,000,000 million shares to 600,000,000 shares).

The Mergers are subject to customary closing conditions including, among other things, (1) the approval of the Merger Agreement by holders of a majority of the outstanding shares of KushCo’s common stock (the “Requisite KushCo Approval”), (2) the repayment of certain KushCo indebtedness and release of related liens, (3) approval of the Merger Agreement by holders of a majority of the voting power of the outstanding shares of the Company’s common stock held by stockholders other than (i) Jacoby & Co. LLC, an entity controlled by the Company’s co-founders, and its affiliates and (ii) the chief executive officer, chief financial officer, chief operating officer, and general counsel of the Company, (4) the approval of the Charter Amendment by holders of a majority of the voting power of the outstanding shares of the Company’s common stock, (5) the approval of the issuance of shares of the Company’s Class A common stock in connection with Merger 1 by the affirmative vote of a majority of the votes cast by stockholders of the Company entitled to vote on the matter (the items numbered (3) through (5) are referred to herein as the “Requisite Greenlane Approvals”), (6) the approval for the Nasdaq listing of the shares of the Company’s Class A common stock to be issued in Merger 1, (7) the absence of certain legal impediments, (8) the accuracy of the representations and warranties made by the parties (subject to customary materiality qualifications), (9) the effectiveness of a Registration Statement on Form S-4 registering the issuance of the shares of Class A common stock to be issued by the Company in Merger 1, (10) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, (11) the expiration or termination of the required waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (12) the delivery of tax opinions that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and (13) no occurrence of a material adverse effect (which exclude COVID-19 related effects) on the Company or KushCo.

Treatment of Equity Awards

Immediately prior to the effective time of Merger 1, each KushCo stock option (whether or not vested or exercisable) will be converted into an option to purchase, on the same terms and conditions that apply to such option, that number of shares of the Company’s Class A common stock multiplied by the Exchange Ratio at an exercise price determined by dividing the per share exercise price covered by the Company option immediately prior to Merger 1 by the Exchange Ratio.

Immediately prior to Merger 1, each KushCo restricted stock unit will vest in full and be settled and treated as a share of the KushCo’s common stock in Merger 1.

Immediately prior to Merger 1, all unvested Greenlane equity awards other than those held by non-employee directors will become fully vested.

No Shop

Effective as of the signing of the Merger Agreement, the Company and KushCo are prohibited from soliciting, initiating, seeking, encouraging, facilitating (including by furnishing non-pubic information), continuing, or engaging in discussions or negotiations regarding, a proposal or inquiry that constitutes or could reasonably be expected to lead to a proposal to acquire 20% or more of their respective assets or capital stock (an “Acquisition Proposal”). However, if prior to obtaining the Requisite Greenlane Approvals or the Requisite KushCo Approval, as applicable, Greenlane or KushCo receives a bona fide, unsolicited, written Acquisition Proposal that Greenlane’s Board of Directors or KushCo’s Board of Directors determines to be, or could reasonably be expected to lead to, a “superior proposal,” and the Greenlane Board of Directors (or the Special Committee) or the KushCo Board of Directors, as applicable, reasonably determines that failure to take the following actions would be inconsistent with its fiduciary duties, then the party that received the Acquisition Proposal may provide to the person who made the Acquisition Proposal non-public information and engage in discussions and negotiations, under an acceptable confidentiality agreement. Within 48 hours, the party that received the Acquisition Proposal is required to notify the other party to the Merger Agreement regarding any Acquisition Proposal and provide the identity of the party submitting the proposal and a copy of the proposal or a summary of the material terms of the proposal, and must keep the other party to the Merger Agreement reasonably apprised of material developments.

If, prior to obtaining the Requisite Greenlane Approvals or the Requisite KushCo Approval, as applicable, a superior proposal is received or an certain intervening events occur, Greenlane’s Board of Directors (or the Special Committee) or KushCo’s Board of Directors, as applicable, may change its recommendation with respect to the Merger Agreement if it reasonably determines that failure to do so would be inconsistent with its fiduciary duties.

Termination

The Merger Agreement may be terminated under certain circumstances, including by mutual consent or by the Company or KushCo if (1) if the Mergers have not been completed on or before December 30, 2021, subject to one thirty-day (30) extension, (2) if there is in effect an order of a governmental entity restraining or enjoining the Mergers (whether temporary, preliminary or permanent) (3) upon failure of either party to obtain the requisite stockholder approval, (4) upon a material breach by the other party that would result in the failure of a closing condition to be capable of being satisfied before the earlier of 30 days after written notice of the breach and December 31, 2020 or (5) if a material adverse effect (which exclude COVID-19 related effects) occurs with respect to the other party. Additionally, each of the Company and KushCo may terminate the Merger Agreement in order to enter into an alternative transaction that is considered a superior proposal, following a prescribed process described above under “No Shop” above. In connection with the termination of the Merger Agreement for such reason and under other specified circumstances set forth in the Merger Agreement, the terminating party will be required to pay a termination fee equal to four percent of its equity value as of the date of the signing of the Merger Agreement. Specifically, the Merger Agreement provides for a termination fee payable by us of 4% of our equity value as of March 31, 2021 if the Merger Agreement is terminated under certain circumstances, including as a result of a material breach by us of any covenant or agreement under the Merger Agreement.

Voting Agreement

On March 31, 2021, in connection with the execution of the Merger Agreement, Jacoby & Co. Inc., a stockholder of the Company that is controlled by Aaron LoCascio, the Company’s Chief Executive Officer and Adam Schoenfeld, the Company’s Chief Strategy Officer, (the “Voting Agreement Stockholder”), entered into a voting agreement (the “Voting Agreement”) with the Company and KushCo.

Pursuant to the Voting Agreement, the Voting Agreement Stockholder has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of the Company’s common stock beneficially owned by the Voting Agreement Stockholder, or that may otherwise become beneficially owned by the Voting Agreement Stockholder, during the term of the Voting Agreement, (i) in favor of all proposals presented at the special meeting of stockholders to be held by the Company in connection with the Mergers and related transactions other than the proposal to adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, which it is prohibited from voting upon, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement or of the Voting Agreement Stockholder contained in the Voting Agreement, and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the Merger Agreement or the Voting Agreement. The Voting Agreement Stockholder is permitted to transfer its shares by sale in the open market through a broker dealer.

The Voting Agreement will automatically terminate upon the earliest of (i) mutual written agreement of the Voting Agreement Stockholder and the Company, (ii) the consummation of the Mergers, (iii) any change in recommendation by the Company’s Board of Directors and (iv) a termination of the Merger Agreement in accordance with its terms.

Increase to Shares Available Under the Equity Plan

At the special meeting relating to the approval of the Merger Agreement and the other matters described above, the Company will seek stockholder approval of an amendment to the Company’s 2019 Equity Incentive Plan in order to increase of the number shares of common stock available under the Plan to an amount equal to 7.5% of the aggregate number of shares of Class A and Class B common stock to be outstanding after completion of the Mergers and the Class C Conversion.